

Excelerate with AAM

American Axle & Manufacturing
Holdings Inc

Mission Statement

American Axle & Manufacturing (AAM) and its associates are committed to meeting customer requirements through measurable quality improvements, cost reduction and on-time delivery of products and services, while achieving profitable growth and increasing shareholder value.

Strategic Initiatives

1. Be globally competitive in measurable quality.
2. Meet customer delivery schedules on time, every time.
3. Be globally competitive on cost.
4. Be the leader in product, process and systems technology.
5. Continually upgrade the skills and knowledge of our associates.
6. Diversify, profitably grow and become selectively global.
7. Achieve adequate financial returns.

Profile

American Axle & Manufacturing is a premier, Tier One, global manufacturer of automotive driveline and chassis systems and components, including axles and driveshafts for light trucks, passenger cars and sport utility vehicles (SUVs). In addition to manufacturing systems and components for major automotive manufacturers, AAM designs, engineers, validates and tests complete driveline systems and chassis suspension modules. Using just-in-time or sequenced parts delivery, we can supply customers with our products whenever and wherever they are needed in the world.

Excelerate with AAM

Ex•cel•er•ate \ ik-sĕl'-ə-rāte \

(2003): a combination of ***excel*** and ***accelerate*** **1 : *excel* :** to be superior : surpass in accomplishment or achievement ~ ***vi*** : to be distinguishable by superiority : surpass others **2 : *accelerate* :** to hasten the progress or development of : to cause to move faster : gain speed


AAM03
AAM03

FINANCIAL HIGHLIGHTS 1999-2003

DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA


$2,953
$3,070
$3,107
$3,480
$3,683
'99
'00
'01
'02
'03

Sales


$116
$129
$115
$176
$197
'99
'00
'01
'02
'03

Net Income


$2.34
$2.60
$2.36
$3.38
$3.70
'99
'00
'01
'02
'03

Diluted Earnings Per Share


18.4%
16.2%
11.9%
14.7%
16.1%
'99
'00
'01
'02
'03

ROIC*


$335
$377
$368
$471
$514
'99
'00
'01
'02
'03

EBITDA*


$9
-$129
-$143
$177
$268
'99
'00
'01
'02
'03

Free Cash Flow*

CONTENTS

* The references to ROIC, EBITDA, Free Cash Flow and Net Debt to Capital on this page, within the Chairman's letter on pages 2 & 3, and in the letter to our stockholders on pages 14 & 15, are not and should not be viewed as a substitute for financial measures determined in accordance with accounting principles generally accepted in the United States of America. For an explanation and reconciliation of after-tax return on invested capital (ROIC); earnings before interest expense, income taxes, depreciation and amortization (EBITDA); net cash provided by operating activities less purchases of property, plant and equipment (Free Cash Flow); and Net Debt to Capital, see "Supplemental Financial Data" on page 27 appearing within Management's Discussion and Analysis (MD&A).



Excel*erate*

It's not a word, it's a mindset. It captures the passion for performance, commitment to excellence and sense of urgency that continue to drive our company.

Richard E. Dauch
Co-Founder, Chairman of the Board & Chief Executive Officer

We had another outstanding year at American Axle & Manufacturing (AAM), both operationally and financially in 2003. In 10 short years, we have become "one of the auto industry's top-performing and fastest growing suppliers." (*Ward's AutoWorld*, October 2003)

Our strength continues to be our world-class operating performance

At AAM, we believe operational excellence paves the way to financial success. Our operations set the industry standard for quality, warranty performance, delivery, productivity and advanced product, process, and systems technology.

- We continue to establish new quality standards, achieving a low of 15 discrepant parts per million (PPM) in 2003, compared to 13,441 PPM in 1994, as measured by our largest customer.
- We have reduced the warranty cost per vehicle for AAM products by over 70 percent since 1996.
- We have delivered more than 36 million driveline systems and nearly 1 billion forgings without ever missing a shipment or launch since 1994.
- We have improved our productivity by more than 50 percent since 1994.

Our world-class operations drive our record financial achievements

We ended 2003 by meeting or beating Wall Street analysts' consensus earnings estimates for the 20th consecutive quarter.

- Our total net sales for the year reached a company record of $3.7 billion.
- We improved gross, operating and net income margins.
- We generated nearly $270 million in free cash flow after investing $229 million to upgrade our operations, facilities and technologies.

Excel*erate* with AAM

as we become bigger, better,

- Our after-tax return on invested capital was 16.1 percent, the highest in our peer group.
- We reduced our net debt to capital ratio from 51 percent to 31 percent.
- Diluted earnings per share increased nearly 10 percent to a company record of $3.70.

During a time of turmoil for the industry, AAM remains strong and steady

We are in a tough industry that grows more demanding each day. Original equipment manufacturers (OEMs) and suppliers are fighting for market share and jobs. Excess global capacity in the industry and rising costs continue to create fierce pricing pressure and will lead to further supplier consolidation. We believe AAM will thrive in this environment because we are rock solid in every respect—our people, products, processes, plants, systems and financial position. We are prepared to build upon our past success and step up to meet the challenges of global competition.

- More than 80 percent of our revenue generating programs are secured through 2007 with long-term or lifetime program contracts and established pricing.
- We are a technology leader—more than 80 percent of our sales are generated by new products with technology introduced to the market since July 1998.
- The majority of our facilities are world-class—brand new or rebuilt with the latest processes and systems since 1994.
- We believe our people are the best in the industry, from the newest associate to the senior officers of the company. We have the flexibility, drive and international automotive experience to continue our winning performance.
- We are now an investment grade company which affords us lower interest rates, increased operating and financial flexibility, and the ability to expand our investor base.

We have the right strategy in place

As Co-Founder, Chairman of the Board & CEO, I challenged the current and next generation of AAM leaders in 2003 to address key issues the company will face over the next 10 years (2004-2014). Through this process, the team reviewed our strategic plans and set goals that will focus more intensely on one of our strategic initiatives—*to diversify, profitably grow and become selectively global.*

The goals we have set for ourselves are as follows:

- Continue to diversify our customer base by reducing our reliance on sales to General Motors (GM) from 82 percent in 2003 to a target of approximately 60 percent in 2008, while growing business with GM and its affiliates throughout the world.
- Expand our product portfolio to include advanced driveline/drivetrain systems and components for vehicle segments beyond light trucks/SUVs—namely passenger cars, crossover and hybrid vehicles.
- Continue to increase our valued-added content-per-vehicle by providing technologically advanced machining and assembly of powertrain components.
- Further expand our geographic footprint, seeking strategic opportunities to grow both in North America and in low-cost countries of Europe and Asia by either greenfield construction or bolt-on acquisitions.
- Continue to outperform our industry in profitability, growing both our margins and bottom line financial performance.

AAM is ready to *"Excelerate"* into the future

We fully intend to get bigger, perform better, think smarter, move faster and grow stronger. We view global competition, global pricing and rising domestic costs as opportunities to outperform our competitors. The one thing we will not do is sit still. We've coined the word ***"Excelerate"*** to describe our state of mind as we approach our 10th anniversary and set the stage for our next 10 years of market leading performance.

I would like to thank The Blackstone Group for their support and investment in AAM. With the completion of their planned, orderly exit strategy in December 2003, they no longer have an equity position in AAM and I wish them success in their future endeavors. I would also like to thank each of you for your continued investment and confidence in AAM. I feel strongly that our best days are yet to come. Whether you are a stockholder, supplier, customer, associate or community stakeholder, rest assured that our passion for excellence, our desire to win and our sense of urgency burn as brightly today as they did back on March 1, 1994.

Richard E. Dauch
Co-Founder, Chairman of the Board
& Chief Executive Officer

Getting **BIGGER**


FRONT



Designed for fuel economy and durability, AAM products are leading the way to profitable growth and new business in emerging markets. AAM products from top: F60 Non-Drive Front Axle, 1150 Rear Axle, One Axis Chain Driven PTU, Three Axis Helical Drive PTU, Driveshaft, Full-Float Axle Shaft, Trunnions, Ring Gears, Differential Pinion Gears.



AAM's new facility on 85 acres in Araucária, Brazil.

To continue to survive and thrive, we're thinking on a grander scale and setting our sights higher.

Expanding manufacturing capacity

AAM's profitable sales growth is creating the need for more manufacturing capacity. In 2003, we undertook plant expansions in both North and South America. Spurred by a four-fold increase in sales since 2000, AAM do Brasil began relocation to a new 260,000 square foot facility, more than doubling its manufacturing space. Having doubled sales with no added floor space from 2001 to 2003, our Three Rivers Driveline facility in western Michigan broke ground on a 50,000 square foot expansion to further accommodate its growing driveline business.

Expanding product technology



At AAM, we believe that advancing our technology is the key to maintaining our leadership in the engineering and development of driveline and chassis systems, modules, advanced machining and forgings. Improving and expanding our product portfolio is critical to winning business with both new and existing customers in new global markets.

Power transfer units (PTUs)—AAM's newly designed PTUs provide the capability of four-wheel drive/all-wheel drive (4WD/AWD) security and stability in vehicles much smaller than the traditional North American light truck/SUV product, leading the way into new vehicle segments. In 2003, AAM was awarded two vehicle developmental contracts for PTUs and we are currently quoting on new programs utilizing this technology in a variety of vehicle architectures.

I-Ride™ chassis modules—Another AAM original, these bolt-in driveline chassis modules convert front-wheel drive passenger cars and crossover vehicles to AWD and are also engineered for vehicles with a beam-axle rear suspension. Our I-Ride™ modules were featured on GM's Chevrolet Cheyenne and Cadillac Sixteen concept vehicles at the 2003 North American International Auto Show.

TracRite® differentials—AAM is meeting consumer demand for improved traction and handling with TracRite® torque-biasing differentials that distribute power to the wheels that have the most traction. The first computer-controlled, integrated electronics version of our TracRite® differential will be featured in a major OEM's niche vehicle to be launched in 2004.

PowerLite®, PowerDense™, PowerFilm™—AAM's advanced driveline systems, featuring PowerLite® axles and PowerDense™ gear sets, achieve fuel economy through mass reduction and higher efficiency. PowerLite® aluminum housings are 12 to 20 pounds lighter than their cast iron counterparts. PowerDense™ gear sets are capable of carrying more torque in a smaller package. Combined with our new PowerFilm™ lubricant in a driveline system, these products reduce axle operating temperature and significantly improve efficiency.


Detroit Gear & Axle, circa 1940

Performing Better

Improving quality and productivity

AAM uses a system of common tools and methods across the company to improve both product quality and productivity. Through lean manufacturing programs and workshops that are part of the AAM Manufacturing System, our associates learn how to remove obstacles and increase operational performance. We continue to establish new quality and productivity records at our plants around the world.

New manufacturing processes

AAM is one of the world's largest forging and driveline systems companies. Our search for new metalforming, machining and assembly processes allows us to drive cost out and build quality into our products.

Ring rolling at Tonawanda Forge—New ring rolling lines at Tonawanda Forge will save more than 6.5 million pounds of steel annually while producing gear blanks with tighter tolerances. This equipment will enhance the plant's ability to aggressively and competitively quote new programs.

Input/Output (I/O) shafts at Colfor Manufacturing and Detroit Forge—Through innovative product, process and tool design, our engineers developed a new series of I/O shafts used in front axles, helping reduce overall manufacturing costs.

High-quality, high-volume grinding—Advanced grinding equipment installed in our Three Rivers Driveline facility produces spider U-joint cross pins at higher speeds and with significantly higher quality than previous processes. Cost savings are achieved from a process that is low maintenance and less labor intensive.

Gear processing—New gear-cutting equipment has been introduced at AAM facilities around the world to improve quality, safety and throughput; reduce inventory and provide a cleaner environment for our associates. At our Detroit gear-cutting facility, nearly 300 aging five-cut/wet-cut gear-cutting machines have been replaced with 50 state-of-the-art two-cut/dry-cut machines. Utilizing lean manufacturing techniques to optimize machine layout, the new equipment freed up 30,000 square feet of floor space for potential new business and reduced the distance each gear travels in the plant during the manufacturing process by more than 1,700 feet.

Improving process management

AAM leverages information technology (IT) to streamline the way we design and develop products, communicate with suppliers and manage program launches. Engineers exchange design information in real time, which reduces development time and costs. Process engineers collaborate with suppliers through shared access to design information. Plants utilize enterprise resource planning systems to coordinate manufacturing with accounting and procurement. At the corporate level, IT makes order processing, shipping and other tasks more efficient. These improvements enabled us to streamline our supply chain and significantly reduce our direct material inventory in 2003.


World Class Quality
as measured by our largest customer
13,441
6,219
2,931
417
112
132
89
31
41
15
More than 99% Improvement
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03
Discrepant Parts Per Million

AAM has a passion for excellence and a track record of continuous improvement.



Detroit Gear & Axle, 2003

Thinking [illegible]



RIDE
SUSPENSION
ST = W x U x r / R x e
Ta = T x Rt x Rta x Ra
TRACRITE = Traction
Power Dense = torque capacity ÷ mass
TE
+Y
POWERLITE
+ POWERFILM
FUEL EFFICIENCY

D. Robinson,

& Chief Operating Officer

Expert program management

AAM's unique management systems are at the core of our long history of successful capacity programs, product launches, new facility construction and site renovations. Few suppliers in our sector have the scale or capability to handle vehicle programs of the size and global nature of many AAM programs. For example, our flawless 1998 launch of driveline systems for GM's full-size truck and SUV program helped earn us the successor program in 2001. As the largest light vehicle platform in the world, this next-generation program will be supported by nearly every AAM plant and operation when it launches in 2006 and 2007. As part of this sourcing, and as a sign of confidence in our capabilities, GM designated AAM as the systems integrator—responsible for part design, sourcing and module development for this program.

Proactive prototyping

Developing creative technology solutions for customers before they know they need them is becoming a way of life for AAM designers and engineers. Recently, AAM engineers showed a major OEM how the I-Ride™ independent rear module could be used to meet consumer demand for third-row seating in SUVs. Because I-Ride™ allows the vehicle's floor pan to be lowered several inches, it creates space needed for a comfortable third-seat ride. Its easy, four-bolt assembly enables OEMs to install this feature without major assembly and chassis line modifications.

When representatives from a non-automotive company visited our Colfor Manufacturing plants in Ohio on a benchmarking trip, AAM engineers handed them production-ready prototype gears for a future transmission. We were awarded the business three months later.

Innovative labor agreements

Associates in Three Rivers, Michigan have found new ways to secure business for their facility. Working with AAM management and the local United Auto Workers leadership in 2003, they implemented their second Innovative Operating Agreement (IOA) in order to become more globally competitive. As a result of these IOAs, four new programs have been awarded to the Three Rivers Driveline facility in the past two years, including one program being resourced from a competitor in China.

Empowering associates to support change

People create productivity, which is why AAM invests in our most important asset—our workforce. Our associates are the experts when it comes to determining how to reduce costs, enhance technology and improve productivity and quality in our products, processes and systems. Investing in workforce training and skill-set development is one of our seven strategic initiatives. In concert with our workforce, we support and provide education from our plant floor to our corporate offices. We average more than 60 hours of training and skill-set development per associate per year. AAM associates take advantage of on-site classes ranging from basic mathematics and English to applied automation and CAD/CAM instruction at all locations. More than 200 associates have earned college degrees since 1994 through in-plant or tuition assistance programs.



Yogendra N. Rahangdale, Executive Vice President & Chief Technology Officer and John J. Bellanti, Vice President - Engineering & Product Development, with AAM's I-Ride™ Chassis Suspension Module.



We are stepping up the pace to get new technology
to market and on the road faster.

Moving ...

AAM produces all of the components and systems that transfer power from the transmission and deliver it to the drive wheels. In 2003, AAM's advanced technologies helped put some of today's most exciting vehicles in motion.

Groundbreaking Chevrolet SSR

AAM launched production of driveline systems for the all-new Chevrolet Super Sport Roadster (shown on previous page). This retro-style roadster with a pickup truck bed features AAM's PowerLite® aluminum axles.

Jeep® Wrangler Rubicon and the all-new 2004 Dodge Durango

AAM launches included driveshafts for the trail-rated Jeep® Wrangler Rubicon and the all-new 2004 Dodge Durango. These launches represent new business with DaimlerChrysler Corporation, our second largest customer.

The all-new GMC Canyon and Chevrolet Colorado

PowerLite® front and rear aluminum axles and PowerDense™ gear technology contribute to the smooth, quiet ride, improved packaging and lighter weight of the 2004 Chevrolet Colorado and GMC Canyon. AAM's successful launch of this large-scale program in 2003 proved that we have the production, logistical and supply chain resources and capabilities to support our customers' global requirements. The launch involved seven AAM facilities on three continents, enlisted four new suppliers in North America and South America, required a new front axle design and the purchase of new machinery for five locations.

(below) The Chrysler Group's Jeep® Wrangler Rubicon with AAM's *front and rear driveshafts manufactured at the Three Rivers* Driveline facility.



Faster ...

Accelerated research and development is enabling AAM to earn new business and diversify our customer base. In electronics and testing, we are raising the bar in terms of what OEMs can expect from today's driveline systems supplier.

Accelerating electronics development

We are moving aggressively to be the leader in driveline electronics to satisfy OEM and consumer demand for more sophisticated product functionality and features.

Focus on electronic controls—AAM is one of the few Tier One suppliers of driveline systems currently developing electronic controls technology to build intelligence into products. The latest version of our SmartBar™ electronically-controlled vehicle stabilizer system uses a microprocessor controller to continuously monitor vehicle speed and control vertical wheel travel, resulting in maximum traction and handling with reduced noise, vibration and harshness.

Hybrid electric vehicle development—The experience gained from our involvement in the 2002 FASTM hybrid electric vehicle project is serving us well as we build several next-generation electric hybrid vehicles for demonstration to customers. Our growing expertise in this area will eventually be applied to passenger cars, light trucks and SUVs.



(above) AAM's new state-of-the-art road-load simulator cuts development, testing and validation time by more than seven months—a major competitive advantage.



Top, from left to right:

Dolaf Hasenfuss, Director Sales & Marketing - Europe

Christopher Son, Manager Investor Relations - U.S.A.

Molly Richards, Product Engineer - U.S.A.

Middle:

...oya Braddock, Technical Recruiter - U.S.A.

Paul Urchick, Material Department Dock Leader and Otis Greenlaw, Quality Operator - Ring Gears - U.S.A.

Jose Luis Martin, Commercial Director - South America

Bottom:

Xochitl Moctezuma, Industrial Engineer & Productivity Manager - Mexico

...sada Okada, Managing Director - Asia

Growing **STRONGER**

AAM is a model of a world-class manufacturing company

The jobs we provide feed the tax base which funds the community services that help determine our quality of life. A vigorous, competitive manufacturing sector contributes to a nation's prosperity. We take our responsibility as a large manufacturing company seriously. We owe it to our associates, customers, suppliers, stockholders and community stakeholders to be a source for sustainable and profitable growth.

Strength from our people

Our associates know how to innovate, produce and deliver. We value their ingenuity and creativity. These characteristics set AAM apart from other suppliers in our industry and allow us to achieve significant annual safety, quality and productivity improvements.

Over the years, the profile of our associates has changed – our workforce is increasingly diverse, better educated and more flexible, which is a major strength of AAM. Since 1994, the number of female and minority associates has increased by more than 300 percent. Over the same period, the educational level of our workforce has risen from less than two years of high school to the equivalent of a freshman or sophomore in college.

Building on our rock solid foundation

Even in tough and challenging times, we will grow by building on the fundamental strengths that have served us well over the past 10 years.

Experienced leadership—AAM's strong management team continues to be a differentiator and key factor behind our success. Steeped in automotive industry experience, our senior executives possess the wisdom and maturity to steer the company on a global course and prepare the next generation of AAM leadership for future challenges.

* Total 1999 and 2003 North American driving axle and driveshaft market (excluding cars & FWD minivans).
Source: AAM Internal/Ward's AutoInfoBank

Leading Market Share*


1999
AAM 33.0%
Ford 36.0%
Other 6.0%
DaimlerChrysler 7.0%
Dana 18.0%


2003
AAM 39.0%
Visteon (Ford) 24.0%
Dana 16.7%
Other 11.3%
DaimlerChrysler 9.0%

From 1999 to 2003, AAM's market share increased 6%. We are now the largest producer of light vehicle driving axles in North America.

Increasing R&D investments—Cutting-edge technology builds value into our products and keeps them in demand in a competitive market. In 2003, our R&D spending increased to more than $60 million and has grown at a compounded rate of 14 percent per year since 1997.

Steady improvements—While AAM is as modern as a manufacturing company can be, we are not standing still. We expect to invest approximately $1 billion for additional improvements from 2004 through 2008. One example is a new advanced quality/warranty analysis development center planned for our Detroit complex. Once completed, the center will provide us with a facility to develop, test and validate new cost-effective manufacturing processes.

Strengthening our global presence

AAM is growing our engineering capability overseas through increased staffing and technical alliances. As part of our efforts to establish operations in Europe and Asia, we added a new managing director to our Asia Pacific Office and a new engineering director to our European Business Office in 2003.

To meet our customers' demand for globally competitive pricing, our search for lower cost materials, machinery and services now extends to countries such as India, China and South Korea. While our focus is on developing a highly competitive supply base, we always insist on the "best" in terms of quality, service, price, technology, logistics and integrity.

Community commitment

AAM actively participates in the communities in which we do business. We support a number of local and national community organizations, including Boy Scouts of America, Girl Scouts of the USA, Junior Achievement, the United Way of America, the United Negro College Fund, Focus: HOPE, American Cancer Society and local elementary through secondary schools. We view our efforts in these areas as an investment in our future, both as a company and also as a community stakeholder.

to our **stockholders**



$264
$372
$535
$704
$955
'99
'00
'01
'02
'03

Stockholders' Equity
Dollars in millions



71%
68%
62%
51%
31%
'99
'00
'01
'02
'03

Net Debt to Capital

Fiscal 2003 was another excellent year for American Axle & Manufacturing. We set new company records for sales, gross and operating margins and net income. Our diluted earnings of $3.70 per share represents nearly a 10 percent increase over our results in 2002. We generated significant positive cash flow, while continuing to invest in expanding the company, improving operations and reducing debt. With a 16.1 percent after-tax return on invested capital, we continue to set standards for our peer group. Our strong operating and financial performance allowed us to increase stockholders' equity by more than $250 million to $955 million, while reducing our net debt to capital ratio from 51 percent to 31 percent at year-end 2003.

AAM's strong performance is being recognized in the investment community. Our stock appreciated nearly 73 percent in 2003, and for the three-year period (2001-2003), we were awarded the 2003 PricewaterhouseCoopers *Automotive News* Shareholder Value Award for the highest total stockholder return for a global parts supplier, achieving a return of nearly 410 percent. We received upgrades to investment grade credit levels from both Standard & Poors (BBB) and Moody's Investor Services (Baa3). These upgrades allowed us to restructure and refinance our debt facilities in the first quarter of 2004, significantly reducing our cost of borrowing. They will also afford us the strategic, operational and financial flexibility to provide additional future value to you, our stockholders.

The Blackstone Group completed their orderly exit strategy with secondary offerings in October and December 2003 and no longer has an equity position in our company. We enjoyed six years together and appreciate the professionalism and teamwork The Blackstone Group has provided as they helped AAM become a premier Tier One automotive supplier.

AAM is proud of its corporate governance practices. At its core, is the active role played by the members of our Board of Directors to ensure that management best serves the long-term interests of our stockholders. The majority of our board



Robin J. Adams, Executive Vice President - Finance & Chief Financial Officer with the 2003 PricewaterhouseCoopers *Automotive News* Shareholder Value Award.



$250
200
150
100
50
0
'99
'00
'01
'02
'03
$244.05
$141.40
$129.09
$73.21
$47.93
Industry Peer Group
S&P Composite
AAM

Stockholders' Return*
* Assumes $100 invested on January 29, 1999

members are independent and all have vast experience in the global automotive industry. In compliance with the standards established by both the Securities & Exchange Commission (SEC) and New York Stock Exchange (NYSE), our board members actively serve on the nominating/corporate governance, audit, compensation and executive committees.

Our company officers are vested with the responsibility and authority to protect the interests of our stockholders. Currently, senior management beneficially owns nearly 17 percent of our common stock and has a significant portion of their compensation "at risk," tied to key financial metrics aligned with our investors. Our CEO, CAO, CFO and other senior financial executives signed and adhere to our Code of Ethics. From the CEO to our newest associate, every individual at AAM is held to the highest standard of integrity.

Thank you for your continued interest, support and investment in American Axle & Manufacturing. We appreciate your confidence in our team and are committed to ***Excelerate*** our performance in 2004.



Patrick S. Lancaster, Vice President, Chief Administrative Officer & Secretary

CODE OF ETHICS

for CEO, CAO, CFO and OTHER SENIOR FINANCIAL EXECUTIVES

Preface

AAM's senior leadership serves an important function in corporate governance. They are vested with the responsibility and authority to protect the interests of AAM's stockholders and associates by prescribing and enforcing the policies and procedures utilized in the operation of AAM's financial organization. AAM's Chief Executive Officer, Chief Administrative Officer, Chief Financial Officer and the AAM associates who report directly to AAM's Chief Financial Officer shall exercise this responsibility and authority by adhering to the following principles and requirements:

1. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2. Avoidance of conflicts of interest, including disclosure of any material transaction or relationship that reasonably could be expected to give rise to such a conflict in accordance with AAM's Conflict of Interest Policy;
3. Maintain complete, accurate and timely records and accounts to reflect all business transactions;
4. Provide information, including forecasts and assessments to management, that is accurate, complete, objective, relevant, timely, candid and understandable;
5. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated;
6. Respect the confidentiality of information acquired in the course of job duties except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of work is not to be, and will not be, used for personal advantage;
7. Share knowledge with appropriate AAM associates and maintain skills important and relevant to job position and duties;
8. Proactively promote ethical behavior among peers in the work environment and community;
9. Safeguard and responsible use of and control over all physical, financial, informational and other company assets and resources employed or entrusted to the associate;
10. Comply with AAM's accounting policies and practices, generally accepted accounting principles, governmental laws, rules and regulations designed to produce full, fair, accurate, timely, and understandable disclosure in the periodic reports and other documents AAM files with, or submits to, the SEC and in other public communications made by AAM;
11. Prompt internal reporting to AAM's Chief Administrative Officer of any actual or suspected violations of this Code;
12. Failure to comply with this Code may subject the person to disciplinary action, up to and including, discharge; and
13. Certification of adherence is required by AAM associates subject to this Code.

The above Code of Ethics is available on our internet website at www.aam.com.

FINANCIALS

Management's Discussion and Analysis

OVERVIEW

American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products.

We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive light trucks and SUVs manufactured in North America, supplying substantially all of GM's rear axle and front four-wheel drive/all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms in 2003. We are also the principal supplier of driveline system products for the Chrysler Group's heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program). Sales to GM were approximately 82% of our total net sales in 2003, 86% in 2002 and 87% in 2001 while sales to DaimlerChrysler Corporation (DaimlerChrysler) were 9% of our total net sales in 2003, 4% in 2002, and less than 1% in 2001 and all previous years.

As a result of our Component Supply Agreement (CSA) and Lifetime Program Contracts with GM (LPCs), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of the LPCs or the CSA.

We sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. Price reductions under long-term contracts are a common practice in the automotive industry. We do not believe that price reductions offered to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through purchased material cost reductions and other productivity improvements.

We continue to diversify our customer base. In addition to GM and DaimlerChrysler, we supply driveline systems and other related components to PACCAR Inc., Volvo Group, Ford Motor Company and other original equipment manufacturers (OEMs) and Tier I supplier companies such as Delphi Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased 35% in 2003 to $674.0 million as compared to $498.5 million in 2002 and $404.6 million in 2001.

INDUSTRY AND COMPETITION

The global automotive industry is highly competitive. Customers constantly pressure suppliers to improve technology, quality, product cost, durability, reliability and overall customer service. A prevailing trend in the industry is that OEMs are shifting research and development (R&D) as well as product design and validation responsibility to their suppliers. The OEMs have also reduced the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. The driveline systems segment of the industry in which we compete reflects these pressures, and we expect these trends to continue.

We believe we are well positioned to compete in the global automotive industry due to our commitment to and investment in the development of new product, process and systems technologies. This commitment and investment enables us to improve productive efficiency and flexibility in our operations, and we continue to deliver innovative new products such as chassis modules and integrated driveline systems to our customers.

Our investments in R&D have resulted in continued growth of sales from new axle and related driveline system components. Sales of new axle and driveline system components introduced by us to the market since July 1998 represented 81% of our total net sales in 2003 as compared to 78% in 2002 and 69% in 2001. Additionally, we have benefited from greater content-per-vehicle and an industry trend towards higher 4WD/AWD penetration. We benefit from the trend of increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV.

We believe these factors coupled with our experienced leadership team will enable us to continue our profitable growth in the future.

RESULTS OF OPERATIONS

Our strong operating performance in 2003 allowed us to achieve the highest levels of performance in our company's history (1994-2003) in the following areas:

- Sales of $3.7 billion
- Operating income of $346.3 million
- Net income of $197.1 million (5.4% of sales)
- Cash flow from operations of $496.9 million
- Earnings per share of $3.70

Summary We have significantly improved our financial performance since 2001. This improvement was primarily a result of realizing the benefits of higher production volumes, increased capacity utilization, continued productivity gains and tight cost controls.

Over the past three years, our sales increased 19% to $3,682.7 million in 2003 while our operating income improved 44% to $346.3 million in 2003. Additionally, we realized significant cash flow gains principally associated with our improved profitability and reduced our total debt by nearly 50% since 2001.


$3,107
$3,480
$3,683
'01
'02
'03

Net Sales
Dollars in millions

Net Sales Net sales in 2003 were $3,682.7 million as compared to $3,480.2 million in 2002 and $3,107.2 million in 2001. Our increase in 2003 net sales of 6% over 2002 was achieved despite a decrease of 3% in North American (N.A.) light vehicle production for the year and compares to a 3% increase in GM light truck production. Our increase in 2002 net sales of 12% over 2001 compares to an approximate 6% increase in N.A. light vehicle production for the year and an approximate 16% increase in GM light truck production.

Our increased sales activity from 2001 to 2003 reflects the impact of our successful launch in the second half of 2002 of new driveline system products supporting the Dodge Ram program, the launch in the third quarter of 2002 of GM's all-new HUMMER H2 and the 2002 introduction of the longer wheel-base Chevrolet TrailBlazer EXT and GMC Envoy XL. Sales in 2003 also benefited from the launch in the second half of 2003 of the all-new GMC Canyon and Chevrolet Colorado, the GMC Envoy XUV and increased production of GM's full-size pickup/SUV programs. These benefits in 2003 were partially offset by decreased production of the Chevrolet Astro and GMC Safari van program. Our sales in 2003 and 2002 also reflected a reduction in sales to Visteon Corporation and the discontinuance of the GMT-600 full-size van program and the Pontiac Firebird/Chevrolet Camaro program.

Over the past three years, our content-per-vehicle (as measured by the dollar value of our products supporting GM's N.A. light truck platforms and the Dodge Ram program) has increased to $1,173 in 2003 from $1,140 in 2002 and $1,115 in 2001 primarily as a result of our 2002 launch of new driveline system products supporting the Dodge Ram program and our 2002 launch of the HUMMER H2. The gains in content-per-vehicle in 2002 were partially offset by a product mix shift in GM light truck production to more mid-sized SUVs from the full-size platform. Although our products supporting mid-sized SUVs carry a higher-than-average 4WD/AWD penetration rate, these products generate a lower-than-average content-per-vehicle. Our 4WD/AWD penetration has also increased over the past three years to 61.8% in 2003 as compared to 58.5% in 2002 and 54.9% in 2001. 4WD/AWD penetration is equal to the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.


$410
$492
$540
13.2%
14.1%
14.7%
'01 '02 '03

Gross Profit
Dollars in millions
◦ Percent of Sales

Gross Profit Gross profit increased 10% in 2003 to $540.3 million as compared to $491.7 million in 2002 and $409.7 million in 2001. Gross margin was 14.7% in 2003 as compared to 14.1% in 2002 and 13.2% in 2001. The increases in gross profit and gross margin over this three-year period were primarily due to higher production volumes, productivity gains and tight cost controls including reductions in purchased material costs.

In 2003, these productivity gains were partially offset by a $9.3 million charge for an early retirement program for our hourly associates and a $2.2 million third quarter charge to adjust our salary workforce to meet current business conditions.

Our operations were also affected by a disruption to a GM production facility in Oklahoma City, Oklahoma caused by a tornado on May 8, 2003 and a fire that occurred at our forge operations in Detroit on July 14, 2002. The details of the accounting related to the tornado and the fire are explained in the section entitled "Impact of Insurance Settlements" appearing in this Management's Discussion and Analysis (MD&A).

In 2001, gross profit and gross margin were negatively impacted by an $11.7 million fourth quarter charge related to the consolidation of our operations located in the United Kingdom. This charge included costs to cancel contracts for services no longer needed, a write-off of fixed assets made permanently idle as a result of a facility shut down and a benefit obligations accrual payable to approximately 350 associates pursuant to FASB Statement No. 112, *"Employers' Accounting for Postemployment Benefits."*

Selling, General and Administrative Expenses (SG&A) SG&A (including R&D) was $194.0 million in 2003 as compared to $180.5 million in 2002 and $164.4 million in 2001. SG&A as a percentage of net sales was 5.3% in 2003, 5.2% in 2002 and 5.3% in 2001.

SG&A increased in 2003 primarily as a result of higher R&D, a $1.2 million third quarter charge to adjust our salary workforce to meet current business conditions and increased insurance and benefit costs. The increase in SG&A spending for 2002 was primarily due to higher R&D and profit sharing accruals.

R&D spending increased 12% in 2003 to $60.7 million as compared to $54.0 million in 2002 and $51.7 million in 2001. We are focusing our R&D efforts on several critical initiatives to meet the future needs of our customers.


$164
$181
$194
5.3%
5.2%
5.3%
'01 '02 '03

SG&A
Dollars in millions
◦ Percent of Sales

These initiatives include:

- *Improving Fuel Economy* - Technical advancements in our family of PowerLite® axles and PowerDense™ gearsets are aimed at reducing weight and mass from our products while maintaining the same torque capability. Through these efforts, a complete new series of aluminum axles was developed to support the all-new GMC Canyon and Chevrolet Colorado mid-sized truck platform as well as Chevrolet's all-new Super Sport Roadster (SSR) launched in 2003.
- *Improving Customer Satisfaction* - We continue to enhance our current product portfolio by improving quality and features. Our SmartBar™ technology utilizes electronics to aid in providing maximum off-road wheel travel and traction while maintaining on-road handling characteristics. Our family of TracRite® advanced traction enhancing differentials now includes electronic locking technology. These are just two examples of our advancements in full vehicle electronic integration of stability and torque-controlled systems that have resulted in contract awards during 2003.
- *Delivering Innovative Products* - We have developed innovative driveline systems solutions for various sized vehicles and global markets. These include new 4WD/AWD systems incorporating power transfer units, independent rear drive axles and advanced multi-piece driveshafts that are designed specifically for the rapidly growing crossover vehicle segment. We have also continued to develop and enhance our I-Ride™ independent chassis modules for both passenger cars and SUVs. Our efforts have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.
- *Improving Testing Capabilities* - We recently completed our third expansion of our Technical Center in Rochester Hills, Michigan. This expansion incorporates a state-of-the-art road-load simulator, which will be used to test and validate chassis module assemblies and components. This road-load simulator will allow us to compress six to eight months of track testing into two to three weeks of lab testing.

Operating Income Operating income increased 11% in 2003 to $346.3 million as compared to $311.2 million in 2002 and $241.3 million in 2001. Operating margin was 9.4% in 2003, 8.9% in 2002 and 7.8% in 2001. The increases in operating income and operating margin in 2003 and 2002 were primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partially offset by higher SG&A.


$241
$311
$346
7.8%
8.9%
9.4%
'01
'02
'03

Operating Income
Dollars in millions
∘ Percent of Sales

Operating income in 2003 and 2002 was also favorably impacted by our adoption of FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* on January 1, 2002. Under this Statement, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. The impact of no longer amortizing goodwill resulted in a $4.0 million increase in operating income in 2003 and 2002.

Net Interest Expense Net interest expense was $46.8 million in 2003, $50.6 million in 2002 and $59.4 million in 2001. We reduced our borrowings in 2003 and 2002 primarily as a result of our increased operating cash flow and we also benefited from lower average interest rates in effect during this time period. Net interest expense was negatively impacted by reductions in capitalized interest in 2003 and 2002 due to lower construction in process. Capitalized interest was $6.0 million in 2003, $8.2 million in 2002 and $13.2 million in 2001.

Other Income (Expense) We recognized $3.7 million of other income in 2003, $2.8 million in 2002 and $1.0 million of other expense in 2001 related principally to the net effect of foreign exchange gains and losses.

In 2002, we recognized a gain in other income of $10.4 million due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled "Impact of Insurance Settlements."

Income Tax Expense Income tax expense was $106.1 million in 2003, $97.7 million in 2002 and $66.0 million in 2001. Our effective tax rate was 35.0% in 2003, 35.7% in 2002 and 36.5% in 2001. The decrease in our effective tax rate in 2003 was primarily due to the realization of state tax credits partially offset by a reduction in federal tax credits.

The decrease in our effective tax rate in 2002 was primarily due to lower effective tax rates in our foreign operations and the elimination of goodwill amortization for book accounting purposes as a result of our adoption of FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* on January 1, 2002. These decreases were partially offset by an increase in our state and local taxes and a reduction of the tax benefit related to our domestic exporting activities.

Net Income and Earnings Per Share Net income increased 12% in 2003 to $197.1 million as compared to $176.1 million in 2002 and $114.9 million in 2001. Diluted earnings were $3.70 per share in 2003 as compared to $3.38 per share in 2002 and $2.36 per share in 2001.


$368
$471
$514
'01
'02
'03

EBITDA
Dollars in millions

In 2002, net income was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled "Impact of Insurance Settlements."

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA) EBITDA increased 9% in 2003 to $513.8 million as compared to $470.6 million in 2002 and $367.8 million in 2001. The increase in EBITDA in 2003 and 2002 was primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partially offset by higher SG&A.

In 2002, EBITDA was also positively impacted by a $8.5 million insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled "Impact of Insurance Settlements."

For an explanation and reconciliation of EBITDA, refer to the section entitled "Supplemental Financial Data."

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund capital expenditures and to support working capital requirements in our business. We rely principally upon operating cash flow and borrowings under our primary bank credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in the foreseeable future.

Operating Activities Net cash provided by operating activities increased 29% in 2003 to $496.9 million as compared to $384.2 million in 2002 and $232.8 million in 2001. This represents an improvement of nearly $265 million since 2001 and was primarily a result of our improved operating performance and working capital position.

Cash generated by deferring income taxes was $20.4 million in 2003, $58.7 million in 2002 and $40.2 million in 2001. Our operating cash flow performance for these years benefited from accelerated depreciation and other tax planning strategies offset primarily by the timing of deductibility of our postretirement obligations for tax purposes. Other factors that positively impacted our operating cash flow were the utilization of federal tax credits


$497
$384
$233
'01
'02
'03

Net Cash Flow From Operating Activities
Dollars in millions

in 2003 and the cash benefit associated with the exercise of stock options in 2003 and 2002.

Our deferred tax asset valuation allowances were $34.9 million at year-end 2003, $41.6 million at year-end 2002 and $31.0 million at year-end 2001. The $6.7 million decrease in our deferred tax asset valuation allowances in 2003 as compared to 2002 was primarily due to the utilization of a portion of our foreign net operating losses and reductions due to the evaluation of certain other deferred tax assets. The increase in our valuation allowances of $10.6 million in 2002 as compared to 2001 was principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

With respect to our defined benefit pension plans, we funded $42.1 million of our pension benefit obligations in 2003 as compared to $47.1 million in 2002 and $35.6 million in 2001. This funding compares to our annual pension expense of $41.2 million in 2003, $25.6 million in 2002 and $19.7 million in 2001. At year-end 2003, we expected our pension funding in 2004 to approximate our 2004 pension expense in the range of $40.0 million to $50.0 million.

Our cash outlay for postretirement healthcare obligations was $3.9 million in 2003, $0.4 million in 2002 and $0.9 million in 2001. At year-end 2003, we expected our funding of such postretirement healthcare obligations to be less than $5.0 million in 2004.

Year-over-year changes in our net investment in working capital and other operating assets and liabilities resulted in $71.4 million of cash flow in 2003 as compared to $55.7 million in 2002 and a cash outflow of $28.4 million in 2001.

Accounts receivable at year-end 2003 were $339.2 million as compared to $335.7 million at year-end 2002 and $270.7 million at year-end 2001. Sales in the fourth quarter of 2003 were $926.1 million as compared to $911.0 million in 2002 and $791.6 million in 2001. The change in accounts receivable of $3.5 million in 2003 was primarily due to increased sales in the fourth quarter of 2003 as compared to the fourth quarter of 2002 offset by the collection of certain non-routine balances outstanding at year-end 2002, including cost recoveries from our customers and the insurance settlement related to the fire that occurred at our forge operations in Detroit. The increase in accounts receivable of $65.0 million in 2002 was primarily due to increased sales in the fourth quarter of 2002 as compared to the fourth quarter of 2001, including the impact of our shipments related to the Dodge Ram program.

Our accounts receivable allowances were $2.8 million at year-end 2003, $5.4 million at year-end 2002 and $12.7 million at year-end 2001. These allowances have been reduced over this three-year period to recognize a significant improvement in the aging of balances due from our customers and the settlement of various customer balances that were specifically reserved in prior years.

At year-end 2003, inventories were $171.8 million as compared to $174.6 million at year-end 2002 and $158.0 million at year-end 2001. Our inventories have increased since 2001 to support our increased sales activity. Our launch of several new driveline system products (primarily those related to the Dodge Ram and HUMMER H2 programs in the second half of 2002) required an additional working capital investment in direct and indirect inventory. Spare parts inventories increased in 2003 as compared to 2002 as we continued to implement our preventive maintenance strategies to protect against costly disruptions in operations due to machine downtime. Our inventory valuation allowances were $14.8 million at year-end 2003, $22.2 million at year-end 2002 and $24.5 million at year-end 2001. Our inventory valuation allowances were reduced over this three-year period primarily due to the usage and disposal of excess and obsolete indirect inventory in 2003 and 2002.

The change in our accounts payable and accrued expenses was a $2.6 million source of cash in 2003 as compared to $41.3 million in 2002 and a use of cash of $44.3 million in 2001. The most significant factor contributing to our increased funding of our accounts payable and accrued expenses in 2003 was a higher profit sharing payout due to our increased profitability in 2002. Other factors affecting the net cash impact associated with our accounts payable and accrued expenses in 2003 were lower direct inventory purchases and reduced supplier holdbacks on construction in process. The increase in cash flow in 2002 as compared to 2001 was primarily due to favorable changes in supplier payment terms and higher profit sharing accruals.

An important factor affecting our change in working capital in 2001 was the impact of our final change in payment terms with GM on March 1, 2001. This change in payment terms adversely impacted our operating cash flow in the first quarter of 2001 by approximately $90.0 million. This final change in payment terms with GM was effective for products shipped to GM beginning on March 1, 2001 and completed a three-year transition from the next-day payment terms in effect prior to March 1, 1999.

Our accruals at year-end 2001 included $9.7 million for unpaid benefit obligations related to the consolidation of our operations located in the United Kingdom that were subsequently paid.

Prepaid expenses and other assets decreased $13.3 million to $24.0 million at year-end 2003 as compared to $37.3 million at year-end 2002 and $17.3 million at year-end 2001 primarily due to the collection of certain state tax credits. These state tax credits were classified in our prepaid expenses at year-end 2002 and were the primary reason our prepaid expenses and other assets increased $20.0 million at year-end 2002 as compared to year-end 2001. At year-end 2001, we classified such state tax credits as noncurrent assets because payment was not expected within one year.

Investing Activities Capital expenditures were $229.1 million in 2003, $207.7 million in 2002 and $375.5 million in 2001. *In 2001, we substantially completed the renovation of* our manufacturing facilities and have now normalized our capital spending to an annual rate of approximately $250 million. As a result of our capital spending since 1994, the majority of our facilities are either brand new or rebuilt with the latest processes and systems.

Our largest capital projects in 2003, 2002 and 2001 included new process equipment to support GM's new mid-sized SUVs (GMC Envoy and XUV, Chevrolet TrailBlazer and the Buick Rainier) and mid-sized truck platform (GMC Canyon and Chevrolet Colorado), the Isuzu Ascender, the HUMMER H2, the Dodge Ram program, driveshaft programs for the Chrysler Group (Dodge Durango and Jeep® Wrangler Rubicon) and advancements in our gear processing equipment. During this three year period, we also expanded our manufacturing facilities in Guanajuato, Mexico, completed the expansion of our Technical Center in Rochester Hills, Michigan, relocated our AAM do Brasil facility from Curitiba into a larger facility in nearby Araucária and completed the construction of our new World Headquarters facility, which we occupied in the second half of 2003.

We expect our largest capital projects in 2004 to include the completion of our Araucária, Brazil facility expansion, expenditures to support the model year 2005 launch of an all-new mid-sized SUV for GM, initial investments for advanced process development equipment for the GMT-900 program (GM's next generation full-size truck and SUV platform currently projected to launch in the first quarter of 2006) and the development of a site at our Detroit campus for advanced quality/warranty analysis, safety training and advanced process development testing.


$376
$208
$229
'01
'02
'03

Capital Expenditures
Dollars in millions

Our investing activities also included optional purchase buyouts of leased manufacturing equipment of $3.0 million in 2003 and $45.2 million in 2002. The manufacturing equipment purchased in these transactions was originally financed under sale-leaseback agreements in 1996 and 1997.

We have invested our capital with the objective of improving quality, productivity and financial performance. Our after-tax *return on invested capital* (ROIC) was 16.1% in 2003, 14.7% in 2002 and 11.9% in 2001. We believe our ROIC performance is at the top end of the range for our competitor peer group.

Our ROIC improved significantly over this three-year period primarily due to our *increased operating profitability, improved net income and normalized* level of capital expenditures. In 2002, ROIC was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled "Impact of Insurance Settlements."

We also realized cash flow gains principally associated with our improved profitability generating $267.8 million of positive free cash flow in 2003 as compared to $176.5 million in 2002. This metric was a negative $142.7 million in 2001.

For an explanation and reconciliation of ROIC and free cash flow, refer to the section entitled "Supplemental Financial Data."


62%
51%
31%
'01
'02
'03

Net Debt to Capital
Dollars in millions

Financing Activities Net cash used in financing activities was $262.6 million in 2003 as compared to $133.2 million in 2002 and a net source of cash of $120.2 million in 2001. Total debt outstanding decreased in 2003 by $284.4 million to $449.7 million at year-end 2003 as compared to $734.1 million at year-end 2002. Improved operating cash flow performance was the primary reason for our lower net borrowings at year-end 2003 as compared to year-end 2002.

Total debt outstanding decreased in 2002 by $144.1 million to $734.1 million at year-end 2002 as compared to $878.2 million at year-end 2001.

Improved operating cash flow performance and a lower level of capital spending were the primary reasons for our lower net borrowings at year-end 2002 as compared to year-end 2001. The increase in debt in 2001 was attributed to increased borrowings to fund capital spending requirements.

Our strong operating cash flow performance allowed us to reduce our net debt to capital ratio to 31.4% at year-end 2003 as compared to 50.7% at year-end 2002 and 61.8% at year-end 2001. For an explanation and reconciliation of net debt to capital, refer to the section entitled "Supplemental Financial Data."

In December 2003, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (Blackstone) completed their orderly exit strategy with a secondary offering of approximately 6.5 million shares to outside investors. The following table summarizes Blackstone's ownership and shares offered to outside investors in 2003, 2002 and 2001:

Blackstone's Ownership

	Shares Offered	Shares Beneficially Owned After Offerings	Approximate % Owned After Offerings
	(In millions)		
August 2001[1]	4.5	22.0	43%
March 2002[2]	8.0	14.0	27%
October 2003[2]	7.5	6.5	12%
December 2003[2]	6.5	0.0	0%

[1] In August 2001, in addition to Blackstone's sale of our common stock, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

[2] AAM did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in the March 2002, October 2003 and December 2003 offerings.

In March 2002, in addition to Blackstone's sale of our common stock, Richard E. Dauch, AAM's Co-Founder, Chairman of the Board & Chief Executive Officer, sold 1.5 million shares of our common stock in a public offering. Prior to the March 2002 offering, Mr. Dauch's beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock. At year-end 2003, Mr. Dauch is our largest stockholder, with beneficial ownership of approximately 15%.

Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch. Approximately 1.4 million, 2.0 million, 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in December 2003, October 2003, March 2002 and August 2001, respectively.

Credit Ratings Upgrades In 2003, we achieved investment grade status from both Standard & Poors (S&P) and Moody's Investor Service (Moody's). The following table summarizes our corporate credit rating history:

Corporate Credit Ratings[1]

S&P		Moody's	
Date	Rating	Date	Rating
February 1999[2]	BB-	February 1999[2]	Ba3
May 2000	BB	August 2000	Ba2
October 2002	BB+	December 2002	Ba1
November 2003[3]	BBB	December 2003[3]	Baa3

[1] Reflects S&P's corporate credit ratings and Moody's senior implied ratings.

[2] These ratings were first established in connection with the issuance of our 9.75% Senior Subordinated Notes in March 1999.

[3] These upgrades elevated AAM to investment grade status.

Debt Capitalization and Availability On January 9, 2004, we entered into a new Senior Unsecured Revolving Credit Facility (New Revolver) that provides up to $600.0 million of revolving bank financing commitments through January 2009. This New Revolver will be used for general corporate purposes, including to refinance the previously existing Senior Secured Bank Credit Facilities (1997 Bank Credit Facilities), under which we had access to term financing (Term Loan) and $378.8 million of revolving bank financing commitments. The New Revolver also replaced $153.0 million of liquidity formerly available under our receivables financing facility (Receivables Facility), which expired in the fourth quarter of 2003. Together with $49.0 million of uncommitted bank lines of credit, the New Revolver is now our primary source of day-to-day liquidity.

At December 31, 2002, we had $372.0 million outstanding on the Term Loan. In the first three quarters of 2003, we made aggregate prepayments of $132.0 million on this Term Loan, which included a mandatory forward-order prepayment of $23.0 million in the first quarter of 2003 and a voluntary prepayment of $109.0 million in the third quarter of 2003. In the fourth quarter of 2003, we repaid the remaining $240.0 million balance outstanding with cash we generated from operations and short-term borrowings from our 1997 Bank Credit Facilities.

At December 31, 2003, we had $60.0 million outstanding and $307.3 million available under the 1997 Bank Credit Facilities. This availability reflected a reduction of $11.5 million for standby letters of credit issued against the facility. The borrowings under the 1997 Bank Credit Facilities were ultimately refinanced under the New Revolver in January 2004.

We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In the first quarter of 2004, the unamortized balance of such fees and expenses of $3.2 million was charged to expense when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933, as amended. We received net proceeds from these offerings of approximately $394.0 million, after deducting the discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase approximately $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were charged to expense as a result of this redemption.

The weighted average interest rate of our total debt outstanding was 5.9%, 5.8% and 7.2% during 2003, 2002 and 2001, respectively.

Off-Balance Sheet Arrangements We have no off-balance sheet arrangements with non-consolidated entities. Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our consolidated financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase the underlying machinery and equipment at specified buy-out dates. We exercised our purchase options for $3.0 million of such lease buy-outs in 2003 and $45.2 million in 2002. Remaining lease renewal or repurchase options are approximately $106.0 million in 2006.

Contractual Obligations The following table summarizes payments due on our contractual obligations as of December 31, 2003:

	Payments due by period				
	Total	<1 yr	1-3 yrs	3-5 yrs	>5 yrs
	(Dollars in millions)				
Long-term debt	$ 443.4	$119.5	$ 25.0	$ -	$298.9
Capital lease obligations	6.3	2.0	2.0	0.7	1.6
Operating leases[1]	189.3	32.9	59.0	58.5	38.9
Purchase obligations[2]	117.4	105.7	11.7	-	-
Other long-term liabilities[3]	325.3	13.9	37.2	53.7	220.5
Total contractual obligations	$1,081.7	$274.0	$134.9	$112.9	$559.9

[1] *Operating leases include all lease payments through the end of the contractual lease terms and excludes any purchase options on such leased equipment.*

[2] *Purchase obligations represent our obligated purchase commitments for capital expenditures.*

[3] *Other long-term liabilities represent our pension and postretirement obligations that were actuarially determined through 2013.*

MARKET RISK

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. Our hedging policy has been developed to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and cost. We do not hold financial instruments for trading or speculative purposes.

Currency Exchange Risk Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Pound Sterling and Brazilian Real. At December 31, 2003, we had currency forward contracts with a notional amount of $14.6 million outstanding. A 10% change in any of these currencies would not have had a material impact on our consolidated financial statements in 2003.

Future business operations and opportunities, including the expansion of our business outside North America, may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange forward contracts.

Interest Rate Risk We are exposed to variable interest rates on our primary bank credit facilities. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 12.2% of our weighted average interest rate at December 31, 2003) on our long-term debt outstanding at year-end 2003 would be approximately $1.2 million.

At year-end 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant during the year ended December 31, 2003.

IMPACT OF INSURANCE SETTLEMENTS

On May 8, 2003, a tornado damaged a GM production facility in Oklahoma City, Oklahoma and, as a result, GM was unable to maintain its production schedules for that facility in the second quarter of 2003. This event negatively impacted our sales and gross margin in the second quarter of 2003 as we continued to incur fixed charges and extra expenses subsequent to this event. Our insurance policies provided coverage for costs we incurred during this business interruption. In 2003, we recovered $5.2 million from our insurance providers in excess of a $2.5 million deductible in full settlement of our claim for this event.

On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

- *Damage for Property Destroyed* - A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consisted of $11.0 million of expected proceeds from the insurance company related to our overall property damage claim offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.
- *Incremental Costs* - While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

At year-end 2002, we had $9.0 million of accounts receivable related to this insurance settlement. At year-end 2003, this claim was settled in full, and all cash had been collected related to this claim.

CYCLICALITY AND SEASONALITY

Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Our business is also moderately seasonal as our major OEM customers historically have a two-week shutdown of operations in July and an approximate one-week shutdown in December. In addition, our OEM customers have historically incurred lower production rates in the third quarter as model changes enter production. Accordingly, our third quarter and fourth quarter results may reflect these trends.

EFFECTS OF INFLATION

Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. Rates of inflation in countries where we have significant operations have been moderate during the periods presented and we have mitigated the impact of inflation through productivity gains and tight cost controls. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to work jointly with key suppliers to identify and share in cost reductions, implement long-term supply agreements when appropriate and further develop our e-commerce initiatives to reduce overall costs.

LITIGATION AND ENVIRONMENTAL MATTERS

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM's indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2003, and we do not expect such expenditures to be significant in 2004.

EFFECT OF NEW ACCOUNTING STANDARDS

FASB Statement No. 132 (Revised 2003). In December 2003, the FASB issued Statement No. 132(R), *"Employers' Disclosures about Pensions and Other Postretirement Benefits."* FASB Statement No. 132(R) replaces FASB Statement No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* and requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003. However, we have modified the disclosures to our consolidated financial statements as required by this Statement at December 31, 2003.

FASB Statement No. 149. In May 2003, the FASB issued Statement No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2003.

FASB Statement No. 150. In May 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* FASB Statement No. 150 affects the accounting for mandatorily redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003.

FIN No. 46. In January 2003, the FASB issued FIN No. 46, *"Consolidation of Variable Interest Entities, an Interpretation of ARB 51."* FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this interpretation did not have any impact on our results of operations or financial position at December 31, 2003.

CRITICAL ACCOUNTING POLICIES

In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. By their nature, these estimates are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

Following are our critical accounting policies. There are other items in our consolidated financial statements that require estimation, however, they are not deemed as critical as those disclosed herein. Our management has discussed and reviewed our critical accounting policies disclosure with the Audit Committee of our Board of Directors.

Pension and Other Postretirement Benefits
In calculating our liabilities and expenses related to our pension and other postretirement benefits, key assumptions include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.

The discount rate used in determining future pension obligations was based on a review of long-term bonds, including published indices. In 2003, the discount rate determined on that basis decreased 50 basis points to 6.25%. The expected long-term rate of return on plan assets was 9.0%. We developed this rate of return based on our review of the long-term historical rates of return for the asset classes on which our current asset allocation strategy is based. The rates of increase in compensation and healthcare costs are based on current market conditions and historical information.

All of the above assumptions were developed through consultation with, and input from, our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2003, actual trends affecting the underlying assumptions could result in materially different valuations.

The effect of the indicated decrease in the selected assumptions is shown below as of September 30, 2003, our valuation date, which assumes no changes in benefit levels and no amortization of gains or losses for our plans:

	Assumptions	
	Discount Rate	Expected Return on Assets
	(Dollars in millions)	
Percentage point change	-0.5%	-0.5%
Decline in funded status	$ 35.5	N/A
Reduction in equity	$ 43.3	N/A
Increase in 2003 expense	$ 4.5	$ 1.3

An 11.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2003 and the postretirement obligation by $13.0 million and $87.6 million, respectively.

Accounts Receivable Allowances The scope of our relationships with certain customers, such as GM and DaimlerChrysler, is inherently complex and, from time to time, we identify differences in our valuation of receivables due from these customers. Differences in the quantity of parts processed as received by customers and the quantity of parts shipped by AAM is one major type of such difference. Price differences can arise when we and our customer agree on a price change but the customer's pricing database does not reflect the commercial agreement. In these instances, revenue is fixed and determinable, but payment could fall outside our normal payment terms as we work through the process of resolving these differences.

All of our transactions with our customers occur within the parameters of a purchase order which makes the price fixed and determinable. Because of the inherently complex nature of our supply relationships with our customers, from time to time, we encounter situations that were not contemplated in the purchase order. As a result, we sometimes enter into non-routine agreements outside the original scope of the purchase order. These agreements may be temporary, are fixed and determinable, and often have payment terms that are different than our normal terms. We recognize the revenue or cost recovery from such arrangements in accordance with the commercial agreement.

We track the aging of uncollected billings and adjust our accounts receivable allowances on a quarterly basis as necessary based on our evaluation of the probability of collection. We recognize revenue or cost recoveries in accordance with our understanding of a commercial agreement.

While we believe that we have made an appropriate valuation of our accounts receivable due from GM, DaimlerChrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

Valuation of Indirect Inventories As part of our strategy to control our investment in working capital and manage the risk of excess and obsolete inventory, we generally do not maintain large balances of productive raw materials, work-in-process or finished goods inventories. Instead, we utilize lean manufacturing techniques and coordinate our daily production activities to meet our daily customer delivery requirements. The ability to address plant maintenance issues on a real-time basis is a critical element of our ability to pursue such an operational strategy. Our machinery and equipment may run for long periods of time without disruption and suddenly fail to operate as intended. In addition, certain repair parts required to address such maintenance requirements may be difficult or cost prohibitive to source on a real-time basis.

To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2003, such indirect inventories comprised approximately 32% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2003 and 2002 to evaluate the adequacy of our indirect inventory valuation allowances.

While we believe that we have made an appropriate valuation of such inventory for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques or inventory control may result in actual usage of such inventories that differ materially from current estimates.

Estimated Useful Lives for Depreciation At December 31, 2003, over 80% of our capitalized investment in property, plant and equipment, or approximately $1.9 billion, was related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years. While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

Valuation of Deferred Tax Assets Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets is inherently complex. In assessing our ability to realize such deferred tax assets, we review the scheduled reversal of deferred tax liabilities, the projections of taxable income in future periods and the effectiveness of various tax planning strategies in making our assessment. Our consideration of these matters requires significant management judgment. While we believe that we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances.

SUPPLEMENTAL FINANCIAL DATA

The following supplemental financial data presented for the years ended December 31, 2003, 2002 and 2001 are reconciliations of non-GAAP financial measures, which are intended to facilitate analysis of our business and operating performance. This information is not and should not be viewed as a substitute for financial measures determined under GAAP. Other companies may calculate these non-GAAP financial measures differently.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA)

	2003	2002	2001
		(Dollars in millions)	
Net income	**$197.1**	$176.1	$114.9
Interest expense	**47.5**	51.0	60.3
Income taxes	**106.1**	97.7	66.0
Depreciation and amortization	**163.1**	145.8	126.6
EBITDA	**$513.8**	$470.6	$367.8

We believe EBITDA is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under GAAP.

Free Cash Flow

	2003	2002	2001
		(Dollars in millions)	
Cash flow provided by operating activities	**$496.9**	$384.2	$ 232.8
Less: Purchases of property, plant and equipment	**229.1**	207.7	375.5
Free cash flow	**$267.8**	$176.5	$(142.7)

We believe free cash flow is a meaningful measure as it is commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Free cash flow is also a key metric used in our calculation of executive incentive compensation.

After-Tax Return on Invested Capital (ROIC)

	2003	2002	2001
		(Dollars in millions)	
Net income	**$ 197.1**	$ 176.1	$ 114.9
Add: After-tax net interest expense[1]	**30.4**	32.5	37.7
After-tax return	**227.5**	208.6	152.6
Net debt[2] at year-end	**437.3**	724.7	865.9
Add: Stockholders' equity at year-end	**954.7**	703.6	534.7
Invested capital at end of year	**1,392.0**	1,428.3	1,400.6
Invested capital at beginning of year	**1,428.3**	1,400.6	1,153.9
Average invested capital[3]	**1,410.2**	1,414.5	1,277.3
ROIC[4]	**16.1%**	14.7%	11.9%

[1] After-tax net interest expense is equal to tax effecting net interest expense by the applicable effective tax rate.

[2] Net debt is equal to total debt less cash and cash equivalents as reconciled in the net debt to capital table appearing on this page.

[3] Average invested capital is equal to the average of beginning and ending invested capital.

[4] ROIC is equal to after-tax return divided by average invested capital.

We believe ROIC is a meaningful overall measure of business performance because it reflects our earnings performance relative to our investment level. ROIC is also a key metric used in our calculation of executive incentive compensation.

Net Debt to Capital

	2003	2002	2001
		(Dollars in millions)	
Total debt	**$ 449.7**	$ 734.1	$ 878.2
Less: Cash and cash equivalents	**12.4**	9.4	12.3
Net debt	**437.3**	724.7	865.9
Add: Stockholders' equity	**954.7**	703.6	534.7
Invested capital	**1,392.0**	1,428.3	1,400.6
Net debt to capital[1]	**31.4%**	50.7%	61.8%

[1] Net debt to capital is equal to net debt divided by invested capital.

We believe net debt to capital is a meaningful measure of financial condition as it is commonly utilized by management, investors and creditors to assess relative capital structure risk.

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms "will," "expect," "anticipate," "intend," "project" and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

- adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe and South America);
- reduced demand for our customers' products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);
- reduced purchases of our products by GM, DaimlerChrysler or other customers;
- our ability and our customers' ability to successfully launch new product programs;
- our ability to respond to changes in technology or increased competition;
- supply shortages or price fluctuations in raw materials, utilities or other operating supplies;
- our ability to attract and retain key associates;
- our ability to maintain satisfactory labor relations and avoid work stoppages;
- our customers' ability to maintain satisfactory labor relations and avoid work stoppages;
- risks of noncompliance with environmental regulations or risks of environmental issues that could result in unforeseen costs at our facilities;
- liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;
- availability of financing for working capital, capital expenditures, R&D or other general corporate purposes;
- adverse changes in laws, government regulations or market conditions affecting our products or our customers' products (including the Corporate Average Fuel Economy regulations);
- other unanticipated events and conditions that hinder our ability to compete.

It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

We are responsible for the preparation of the accompanying consolidated financial statements of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (AAM), as well as their integrity and objectivity. These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include our best estimates and judgments.

We are also responsible for maintaining a comprehensive system of internal controls, including internal controls over financial reporting, and establishing and maintaining disclosure controls and procedures. Our comprehensive system of internal controls is designed to provide reasonable assurance that we can rely upon our accounting systems and the underlying books and records to prepare financial information presented in accordance with GAAP and that our associates follow established policies and procedures. Our disclosure controls and procedures are designed to timely alert our Chief Executive Officer and Chief Financial Officer to material information required to be included in our periodic Exchange Act filings. We continually review our comprehensive system of internal controls and disclosure controls and procedures for effectiveness. We consider the recommendations of our internal auditors and independent auditors concerning our internal controls and disclosure controls and procedures and take the necessary actions that are cost-effective in the circumstances.

The Audit Committee of our Board of Directors is comprised entirely of independent directors who are not AAM associates and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying consolidated financial statements. The Audit Committee meets regularly with our internal auditors, the independent auditors and AAM management to review their activities, ensures that each is properly discharging its responsibilities, and assesses the effectiveness of our internal controls and disclosure controls and procedures. The Audit Committee is responsible for hiring the independent auditors and reviewing the scope of all audits and the accounting principles applied in our financial reporting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying consolidated financial statements and issue their report thereon, which appears on this page.

To ensure complete independence, our internal auditors and Deloitte & Touche LLP have full and free access to meet with the Audit Committee, without AAM management present, to discuss the results of their audits, the quality of our financial reporting and the adequacy of our internal controls, including internal controls over financial reporting, and disclosure controls and procedures.

Richard E. Dauch
Co-Founder, Chairman of the Board &
Chief Executive Officer
February 5, 2004

Robin J. Adams
Executive Vice President – Finance &
Chief Financial Officer
(also in the capacity of Chief Accounting Officer)
February 5, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.
Detroit, Michigan

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Deloitte & Touche LLP

Detroit, Michigan
February 5, 2004

Consolidated Statements of Income

Year Ended December 31,

(In millions, except per share data)

	2003	2002	2001
Net sales	**$3,682.7**	$ 3,480.2	$ 3,107.2
Cost of goods sold	**3,142.4**	2,988.5	2,697.5
Gross profit	**540.3**	491.7	409.7
Selling, general and administrative expenses	**194.0**	180.5	164.4
Goodwill amortization	**-**	-	4.0
Operating income	**346.3**	311.2	241.3
Net interest expense	**(46.8)**	(50.6)	(59.4)
Other income (expense):			
Gain on insurance settlement	**-**	10.4	-
Other, net	**3.7**	2.8	(1.0)
Income before income taxes	**303.2**	273.8	180.9
Income taxes	**106.1**	97.7	66.0
Net income	**$ 197.1**	$ 176.1	$ 114.9
Basic earnings per share	**$ 3.84**	$ 3.62	$ 2.55
Diluted earnings per share	**$ 3.70**	$ 3.38	$ 2.36

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31,

(In millions, except per share data)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 12.4**	$ 9.4
Accounts receivable, net of allowances of $2.8 million in 2003 and $5.4 million in 2002	**339.2**	335.7
Inventories, net	**171.8**	174.6
Prepaid expenses and other	**24.0**	37.3
Deferred income taxes	**16.3**	9.1
Total current assets	**563.7**	566.1
Property, plant and equipment, net	**1,629.5**	1,553.5
Deferred income taxes	**6.9**	10.9
Goodwill	**147.8**	150.2
Other assets and deferred charges	**49.9**	55.0
Total assets	**$ 2,397.8**	$ 2,335.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 333.6**	$ 327.5
Trade payable program liability	**2.1**	-
Accrued compensation and benefits	**164.8**	157.2
Other accrued expenses	**53.7**	50.5
Total current liabilities	**554.2**	535.2
Long-term debt	**449.7**	734.1
Deferred income taxes	**73.0**	52.0
Postretirement benefits and other long-term liabilities	**366.2**	310.8
Total liabilities	**1,443.1**	1,632.1
Stockholders' equity:		
Series A junior participating preferred stock, par value $0.01; 0.1 million shares authorized; no shares outstanding in 2003	**-**	-
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2003 or 2002	**-**	-
Common stock, par value $0.01 per share; 150.0 million shares authorized; 53.7 million and 49.8 million shares issued in 2003 and 2002, respectively	**0.5**	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2003 or 2002	**-**	-
Paid-in capital	**336.2**	279.0
Retained earnings	**681.4**	484.3
Treasury stock at cost; 0.1 million shares in 2003 and 2002	**(0.7)**	(0.7)
Accumulated other comprehensive loss, net of tax:		
Minimum pension liability adjustments	**(56.1)**	(51.2)
Foreign currency translation adjustments	**(6.1)**	(6.8)
Unrecognized loss on derivatives	**(0.5)**	(1.5)
Total stockholders' equity	**954.7**	703.6
Total liabilities and stockholders' equity	**$ 2,397.8**	$ 2,335.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,
(in millions)

	2003	2002	2001
Operating activities:			
Net income	**$ 197.1**	$ 176.1	$ 114.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**163.1**	145.8	126.6
Deferred income taxes	**20.4**	58.7	40.2
Pensions and other postretirement benefits, net of contributions	**51.0**	14.2	11.2
Loss on retirement of equipment	**3.5**	9.4	5.2
Gain on insurance settlement	**-**	(10.4)	-
Changes in operating assets and liabilities:			
Accounts receivable	**(2.1)**	(53.1)	(25.0)
Inventories	**4.1**	(15.9)	1.2
Accounts payable and accrued expenses	**2.6**	41.3	(44.3)
Other assets and liabilities	**57.2**	18.1	2.8
Net cash provided by operating activities	**496.9**	384.2	232.8
Investing activities:			
Purchases of property, plant and equipment	**(229.1)**	(207.7)	(375.5)
Purchase buyouts of leased equipment	**(3.0)**	(45.2)	-
Net cash used in investing activities	**(232.1)**	(252.9)	(375.5)
Financing activities:			
Net borrowings (payments) under revolving credit facilities	**87.5**	(139.6)	55.4
Proceeds from issuance of long-term debt	**-**	2.2	15.0
Payments of long-term debt and capital lease obligations	**(375.2)**	(8.2)	(8.8)
Debt issuance costs	**-**	-	(0.1)
Issuance of common stock, net	**-**	-	57.7
Employee stock option exercises	**25.1**	12.4	1.0
Net cash (used in) provided by financing activities	**(262.6)**	(133.2)	120.2
Effect of exchange rate changes on cash	**0.8**	(1.0)	(0.4)
Net increase (decrease) in cash and cash equivalents	**3.0**	(2.9)	(22.9)
Cash and cash equivalents at beginning of year	**9.4**	12.3	35.2
Cash and cash equivalents at end of year	**$ 12.4**	$ 9.4	$ 12.3
Supplemental cash flow information:			
Interest paid	**$ 50.1**	$ 57.0	$ 70.5
Income taxes paid, net of refunds	**$ 34.2**	$ 22.3	$ 20.4

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In millions)

	Common Stock					Accumulated Other	
	Shares Outstanding	Par Value	Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Loss	Comprehensive Income
Balance at January 1, 2001	43.7	$ 0.5	$ 202.1	$ 193.3	$ (21.3)	$ (2.6)	
Net income				114.9			$ 114.9
Cumulative effect of adopting FASB *Statement No. 133, net*						(0.8)	(0.8)
Unrecognized loss on derivatives, net						(0.9)	(0.9)
Foreign currency translation, net						(1.3)	(1.3)
Minimum pension liability adjustment, net						(9.9)	(9.9)
Comprehensive income							$ 102.0
Issuance of common stock	3.0		37.1		20.6		
Exercise of stock options, including tax benefit	0.4		3.0				
Balance at December 31, 2001	47.1	0.5	242.2	308.2	(0.7)	(15.5)	
Net income				176.1			$ 176.1
Unrecognized gain on derivatives, net						0.2	0.2
Foreign currency translation, net						(2.9)	(2.9)
Minimum pension liability adjustment, net						(41.3)	(41.3)
Comprehensive income							$ 132.1
Exercise of stock options, including tax benefit	2.6		36.8				
Balance at December 31, 2002	49.7	0.5	279.0	484.3	(0.7)	(59.5)	
Net income				**197.1**			**$ 197.1**
Unrecognized gain on derivatives, net						**1.0**	**1.0**
Foreign currency translation, net						**0.7**	**0.7**
Minimum pension liability adjustment, net						**(4.9)**	**(4.9)**
Comprehensive income							**$ 193.9**
Exercise of stock options, including tax benefit	**3.9**		**57.2**				
Balance at December 31, 2003	**53.6**	**$ 0.5**	**$336.2**	**$681.4**	**$ (0.7)**	**$ (62.7)**	

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (U.S.) (Michigan, New York and Ohio), we have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

Principles of Consolidation We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

Revenue Recognition We recognize revenue when products are shipped to our customers and title transfers under standard commercial terms. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time as the uncertainty is removed.

Research and Development (R&D) Costs We expense R&D as incurred. R&D spending was $60.7 million, $54.0 million and $51.7 million in 2003, 2002 and 2001, respectively.

Cash and Cash Equivalents Cash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

Accounts Receivable The majority of our accounts receivable are due from original equipment manufacturers (OEMs) in the automotive industry. Credit is extended based on the evaluation of our customers' financial condition and is reviewed on an ongoing basis. Accounts receivable are generally due on average within 45 days from the date of shipment and are past due when payment is not received within the stated terms. Amounts due from customers are stated net of allowances for doubtful accounts. We determine our allowances by considering factors such as, length of time accounts are past due, our previous loss history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible.

Customer Tooling Reimbursable costs incurred for customer tooling are classified as accounts receivable. In the event we estimate that the cost of such customer tooling is not deemed collectible, a loss is recognized at such time.

Inventories We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of our foreign inventories and all of our indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories. At December 31, 2003 and 2002, inventories consist of the following:

	2003	2002
	(Dollars in millions)	
Raw materials and work-in-progress	**$ 161.4**	$ 181.5
Finished goods	**35.6**	25.9
Gross inventories	**197.0**	207.4
LIFO reserve	**(10.4)**	(10.6)
Other inventory valuation reserves	**(14.8)**	(22.2)
Inventories, net	**$ 171.8**	$ 174.6

Property, Plant and Equipment Property, plant and equipment consists of the following:

	Estimated Useful Life	**2003**	2002
	(Years)	(Dollars in millions)	
Land	-	**$ 23.6**	$ 20.7
Land improvements	10-15	**13.7**	12.5
Buildings and building improvements	15-40	**318.6**	266.4
Machinery and equipment	3-15	**1,884.3**	1,747.6
Construction in progress	-	**116.1**	92.7
		2,356.3	2,139.9
Accumulated depreciation		**(726.8)**	(586.4)
Property, plant and equipment, net		**$1,629.5**	$1,553.5

We state property, plant and equipment including tooling at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. All expenditures for repair and maintenance costs that do not extend the useful life of the related asset are expensed in the period incurred.

We record depreciation on the straight-line method over the estimated useful lives of depreciable assets, which averaged approximately 13 years in 2003 and 2002. Depreciation amounted to $159.5 million, $141.5 million and $118.2 million in 2003, 2002 and 2001, respectively.

Impairment of Long-Lived Assets We evaluate the carrying value of long-lived assets and long-lived assets to be disposed of for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value.

Goodwill We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. With the adoption of FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* on January 1, 2002, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. Under the transitional provisions of FASB Statement No. 142, we completed our initial goodwill impairment test in the second quarter of 2002. No impairment was indicated as a result of this initial goodwill impairment test. To meet our ongoing annual obligation, we completed additional impairment tests as of December 31, 2003 and 2002 and concluded that there was no impairment of our goodwill.

Prior to January 1, 2002, we amortized goodwill on the straight-line method over periods up to 40 years. We amortized $4.0 million ($2.5 million, net of tax) of goodwill in 2001 resulting in accumulated goodwill amortization amounting to $11.7 million at December 31, 2003, 2002 and 2001. Goodwill is our only significant intangible asset.

Goodwill was reduced $2.4 million in 2003 due to the utilization of a portion of our foreign net operating loss carryforwards for which deferred tax asset valuation allowances were established in our initial purchase accounting for the 1998 acquisition of Albion Automotive (Holdings) Limited.

The following sets forth a reconciliation of net income and earnings per share (EPS) information for the years ended December 31, 2003 and 2002 as compared to the year ended December 31, 2001 as adjusted for the adoption of FASB Statement No. 142:

	2003	2002	2001
	(Dollars in millions, except per share data)		
Net income, as reported	**$ 197.1**	$176.1	$114.9
Add: Goodwill amortization, net of tax	**-**	-	2.5
Adjusted net income	**$ 197.1**	$176.1	$117.4
Basic EPS, as reported	**$ 3.84**	$ 3.62	$ 2.55
Basic EPS, as adjusted	**$ 3.84**	$ 3.62	$ 2.60
Diluted EPS, as reported	**$ 3.70**	$ 3.38	$ 2.36
Diluted EPS, as adjusted	**$ 3.70**	$ 3.38	$ 2.41

Trade Payable Program Liability In 2003, we established an accelerated supplier payment program through which our suppliers can elect for a designated finance company to advance payment on their invoices due from us. We gain no advantage on the timing of such payments or the amounts due to be paid. The only difference between these obligations and other trade payables is that we are obligated to pay the finance company on the due date for such payment established in the terms and conditions of the purchase order. Our agreement with the finance company calls for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. No such amounts were received in 2003.

Stock-Based Compensation As permitted by FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* we account for our employee stock options in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Although it is our practice to grant options with no intrinsic value, we measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.

Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the alternative fair value method set forth in FASB Statement No. 123, our net income and EPS would have been adjusted to the pro forma amounts indicated as follows:

	2003	2002	2001
	(Dollars in millions, except per share data)		
Net income, as reported	**$ 197.1**	$176.1	$114.9
Deduct: Total employee stock option expense determined under the fair value method, net of tax	**(13.1)**	(10.5)	(5.0)
Pro forma net income	**$ 184.0**	$165.6	$109.9
Basic EPS, as reported	**$ 3.84**	$ 3.62	$ 2.55
Basic EPS, pro forma	**$ 3.59**	$ 3.41	$ 2.44
Diluted EPS, as reported	**$ 3.70**	$ 3.38	$ 2.36
Diluted EPS, pro forma	**$ 3.50**	$ 3.21	$ 2.28

We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Assumptions:			
Expected volatility	**47.55%**	53.79%	52.10%
Risk-free interest rate	**3.50%**	4.60%	4.91%
Dividend yield	**None**	None	None
Expected life of option	**7 years**	7 years	7 years
Weighted average grant-date fair value	**$ 12.69**	$ 14.51	$ 5.29

Derivatives We account for derivatives under FASB Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended and interpreted. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No.133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

In May 2003, the FASB issued Statement No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2003.

Currency Translation We translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders' equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiary that uses the U.S. dollar as its functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.

Use of Estimates In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

Reclassifications We have reclassified certain 2001 amounts to conform to the presentation of our 2003 and 2002 consolidated financial statements.

Effect of New Accounting Standards *FASB Statement No. 132 (Revised 2003).* In December 2003, the FASB issued Statement No. 132(R), *"Employers' Disclosures about Pensions and Other Postretirement Benefits."* FASB Statement No. 132(R) replaces FASB Statement No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* and requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003. However, we have modified the disclosures to our consolidated financial statements as required by this Statement at December 31, 2003.

FASB Statement No. 150. In May 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* FASB Statement No. 150 affects the accounting for mandatorily redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003.

FIN No. 46. In January 2003, the FASB issued FIN No. 46, *"Consolidation of Variable Interest Entities, an Interpretation of ARB 51."* FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this Interpretation did not have any impact on our results of operations or financial position at December 31, 2003.

2. LONG-TERM DEBT AND LEASE OBLIGATIONS

Long-term debt consists of the following:

	2003	2002
	(Dollars in millions)	
1997 Bank Credit Facilities:		
Revolver	**$ 60.0**	$ -
Term loan	**-**	372.0
Total 1997 Bank Credit Facilities	**60.0**	372.0
Receivables Facility	**-**	30.0
9.75% Notes, net of discount	**298.8**	298.6
Capital lease obligations	**6.3**	5.9
Other debt agreements	**84.6**	27.6
Long-term debt	**$ 449.7**	$ 734.1

Bank Credit Facilities On January 9, 2004, we entered into a new Senior Unsecured Revolving Credit Facility (New Revolver) that provides up to $600.0 million of revolving bank financing commitments through January 2009. This New Revolver will be used for general corporate purposes, including to refinance the previously existing Senior Secured Bank Credit Facilities (1997 Bank Credit Facilities), under which we had access to term financing (Term Loan) and $378.8 million of revolving bank financing commitments, and to replace our receivables financing facility (Receivables Facility), which expired in the fourth quarter of 2003. The New Revolver bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Together with $49.0 million of uncommitted bank lines of credit, the New Revolver is now our primary source of day-to-day liquidity.

At December 31, 2002, we had $372.0 million outstanding on the Term Loan. In the first three quarters of 2003, we made aggregate prepayments of $132.0 million on this Term Loan, which included a mandatory forward-order prepayment of $23.0 million in the first quarter of 2003 and a voluntary prepayment of $109.0 million in the third quarter of 2003. In the fourth quarter of 2003, we repaid the remaining $240.0 million balance outstanding with cash we generated from operations and short-term borrowings from our 1997 Bank Credit Facilities.

At December 31, 2003, we had $60.0 million outstanding and $307.3 million available under the 1997 Bank Credit Facilities. This availability reflected a reduction of $11.5 million for standby letters of credit issued against the facility. The borrowings under the 1997 Bank Credit Facilities were ultimately refinanced under the New Revolver in January 2004.

We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In the first quarter of 2004, the unamortized balance of such fees and expenses of $3.2 million was charged to expense when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

Borrowings under the 1997 Bank Credit Facilities were secured by the capital stock of our significant subsidiaries and substantially all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Borrowings under the 1997 Bank Credit Facilities bore interest at rates based on LIBOR or an alternate base rate, plus an applicable margin.

At December 31, 2003, the weighted average interest rate on the balances outstanding under the 1997 Bank Credit Facilities was 2.7%.

Receivables Facility In 1997, we established the Receivables Facility through AAM Receivables Corp. (Receivables Corp.), a wholly-owned, bankruptcy-remote subsidiary of American Axle & Manufacturing, Inc. (AAM Inc.). Pursuant to this Receivables Facility, AAM Inc. agreed to sell certain trade receivables from time to time to Receivables Corp., which, in turn, transferred all of such receivables to a trust that issued variable funding certificates representing undivided interests in the receivables pool. Under the variable funding certificates, a bank group provided us with a revolving financing commitment of up to $153.0 million. In the fourth quarter of 2003, the Receivables Facility expired.

Redemption of 9.75% Notes In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933, as amended. We received net proceeds from these offerings of approximately $394.0 million, after deducting the discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase approximately $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were charged to expense as a result of this redemption.

The 5.25% Notes are unsecured senior obligations of AAM, Inc. and are fully and unconditionally guaranteed by Holdings. Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. (AAMM) and has no significant assets other than its 100% ownership of AAM Inc. Holdings has no subsidiaries other than AAM Inc. The 2.00% Convertible Notes are unsecured senior obligations of Holdings and are fully and unconditionally guaranteed by AAM Inc.

Leases We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $20.8 million and $37.4 million of such gross asset cost is included in property, plant and equipment at December 31, 2003 and 2002, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2003 was 3.6%.

We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Future minimum payments under noncancellable operating leases are as follows: $32.9 million in 2004; $29.6 million in 2005; $29.4 million in 2006; $29.2 million in 2007; $29.3 million in 2008 and $38.9 million thereafter. Our total expense related to operating leases was $33.3 million, $44.3 million and $48.5 million in 2003, 2002 and 2001, respectively.

Other Debt Agreements We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, guaranteed by Holdings, expire at various dates through March 2006. At December 31, 2003, $36.0 million was outstanding and an additional $3.2 million was available to us under such credit facilities.

In 2003, we secured the use of an additional $25.0 million of uncommitted bank lines of credit, which increased our total availability under such uncommitted credit lines to $49.0 million. At December 31, 2003, $48.5 million was outstanding on such Money Market Lines bearing interest at a weighted average rate of 2.6%. At December 31, 2002, $7.0 million was outstanding on an uncommitted bank credit line.

Debt Covenants The 1997 Bank Credit Facilities and the 9.75% Notes contained various operating covenants which, among other things, imposed limitations on our ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. We were also required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures.

The New Revolver contains less restrictive covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. The New Revolver also limits our ability to incur certain types of liens and amounts of indebtedness or merge into another company.

Debt Maturities Aggregate maturities of long-term debt are as follows (Dollars in millions):

2004	$ 121.5
2005	8.9
2006	18.1
2007	0.3
2008	0.4
Thereafter	300.5
Total	$ 449.7

We have sufficient availability to refinance all current maturities of long-term debt through the 1997 Bank Credit Facilities and the uncommitted bank lines of credit and have, therefore, classified such obligations as long-term debt at December 31, 2003.

Net Interest Expense The following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2003	2002	2001
		(Dollars in millions)	
Gross interest expense	**$ 53.5**	$59.2	$73.5
Capitalized interest	**(6.0)**	(8.2)	(13.2)
Interest income	**(0.7)**	(0.4)	(0.9)
Net interest expense	**$ 46.8**	$50.6	$59.4

3. DERIVATIVES AND RISK MANAGEMENT

Derivative Financial Instruments In the normal course of business, we are exposed to market risk principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management's judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Currency Forward Contracts Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Pound Sterling and Brazilian Real. We had currency forward contracts with a notional amount of $14.6 million outstanding at December 31, 2003. We had a nominal amount of currency hedges in effect during 2002 and, at December 31, 2002, we did not have any currency hedges in place.

Interest Rate Swaps We were exposed to variable interest rates on the 1997 Bank Credit Facilities and a portion of our sale-leaseback financing. At December 31, 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant during the year ended December 31, 2003.

Fair Value of Financial Instruments The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the 1997 Bank Credit Facilities, the Money Market Lines and other foreign debt approximates their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 9.75% Notes, using available market information, to be approximately $318.0 million at December 31, 2003, and $322.5 million at December 31, 2002.

Concentrations of Credit Risk In the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the credit worthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowances for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counter parties to other financial instruments to avoid unnecessary concentrations of credit risk.

Sales to General Motors Corporation (GM) were approximately 82%, 86% and 87% of our total net sales in 2003, 2002 and 2001, respectively. Accounts receivable due from GM were $245.7 million at year-end 2003 and $233.1 million at year-end 2002. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

4. IMPACT OF INSURANCE SETTLEMENTS

On May 8, 2003, a tornado damaged a GM production facility in Oklahoma City, Oklahoma and, as a result, GM was unable to maintain its production schedules for that facility in the second quarter of 2003. This event negatively impacted our sales and gross margin in the second quarter of 2003 as we continued to incur fixed charges and extra expenses subsequent to this event. Our insurance policies provided coverage for costs we incurred during this business interruption. In 2003, we recovered $5.2 million from our insurance providers in excess of a $2.5 million deductible in full settlement of our claim for this event.

On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

- *Damage for Property Destroyed* - A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consisted of $11.0 million of expected proceeds from the insurance company related to our overall property damage claim offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.
- *Incremental Costs* - While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

At year-end 2002, we had $9.0 million of accounts receivable related to this insurance settlement. At year-end 2003, this claim was settled in full, and all cash had been collected related to this claim.

5. EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Benefits We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the U.S. We provide benefits under collective bargaining agreements to a majority of our hourly associates.

Actuarial valuations of our benefit plans were made as of September 30, 2003 and 2002. The principal weighted average assumptions used in the valuation of our U.S. and foreign plans appear in the following table. The expected long-term rate of return on plan assets was based on our review of the long-term historical rates of return for the asset classes on which our current asset allocation strategy is based.

	Pension Benefits						Other Benefits		
	2003		2002		2001		**2003**	2002	2001
	U.S.	**Foreign**	U.S.	Foreign	U.S.	Foreign			
Discount rate	**6.25%**	**5.50%**	6.75%	5.50%	7.50%	6.00%	**6.25%**	6.75%	7.50%
Expected return on plan assets	**9.00%**	**8.00%**	9.00%	8.00%	9.25%	8.00%	**N/A**	N/A	N/A
Rate of compensation increase	**4.25%**	**3.50%**	4.25%	3.50%	4.25%	3.50%	**4.25%**	4.25%	4.25%

Our pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category appear in the following table. The target allocation strategy utilized was based on the duration of our expected future plan funding requirements in addition to the consideration of current and estimated future market trends and conditions.

	U.S.			Foreign		
	Plan Assets at December 31,		Target	Plan Assets at December 31,		Target
Asset Category	**2003**	2002	Allocation	**2003**	2002	Allocation
Equity securities	**66.3%**	56.2%	65.0% - 70.0%	**69.0%**	64.0%	65.0% - 70.0%
Fixed income securities	**31.4%**	35.6%	30.0% - 35.0%	**29.0%**	34.0%	30.0% - 35.0%
Cash	**2.3%**	8.2%	0.0% - 5.0%	**2.0%**	2.0%	0.0% - 5.0%
Total	**100.0%**	100.0%		**100.0%**	100.0%	

The accumulated benefit obligation for all defined benefit pension plans was $393.2 million and $317.0 million at September 30, 2003 and 2002, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
	(Dollars in millions)		(Dollars in millions)	
Change in benefit obligation:				
Benefit obligation at beginning of year	**$335.7**	$249.3	**$274.4**	$170.4
Service cost	**28.1**	24.0	**32.6**	22.5
Interest cost	**23.6**	19.7	**20.7**	14.4
Plan amendments	**-**	-	**(2.2)**	-
Actuarial loss	**26.7**	41.0	**73.6**	68.4
Participant contributions	**1.6**	1.8	**-**	-
Curtailments	**-**	(0.7)	**-**	-
Special termination benefits	**9.3**	-	**-**	-
Benefit payments	**(16.0)**	(5.0)	**(1.6)**	(1.3)
Currency fluctuations	**7.5**	5.6	**-**	-
Net change	**80.8**	86.4	**123.1**	104.0
Benefit obligation at end of year	**416.5**	335.7	**397.5**	274.4
Change in plan assets:				
Fair value of plan assets at beginning of year	**210.3**	199.8	**-**	-
Actual return on plan assets	**39.0**	(26.3)	**-**	-
Employer contributions	**44.6**	36.8	**1.6**	1.3
Participant contributions	**1.6**	1.8	**-**	-
Benefit payments	**(16.0)**	(5.0)	**(1.6)**	(1.3)
Currency fluctuations	**4.0**	3.2	**-**	-
Net change	**73.2**	10.5	**-**	-
Fair value of plan assets at end of year	**283.5**	210.3	**-**	-
Funded status — U.S. plans at September 30	**(96.3)**	(95.6)	**(397.5)**	(274.4)
Funded status — foreign plan at September 30	**(36.7)**	(29.8)	**-**	-
Unrecognized actuarial loss	**123.9**	111.9	**138.2**	64.9
Unrecognized prior service cost	**15.4**	17.2	**(2.1)**	-
Fourth quarter contribution	**8.5**	10.7	**0.4**	0.3
Net asset (liability) at December 31	**$ 14.8**	$ 14.4	**$(261.0)**	$(209.2)

Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
	(Dollars in millions)		(Dollars in millions)	
Prepaid benefit cost	**$ 16.2**	$ 14.1	**$ -**	$ -
Accrued benefit liability	**(106.0)**	(96.5)	**(261.0)**	(209.2)
Intangible asset	**14.3**	16.0	**-**	-
Minimum pension liability adjustment	**90.3**	80.8	**-**	-
Net asset (liability) at December 31	**$ 14.8**	$ 14.4	**$(261.0)**	$(209.2)

The components of net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
		(Dollars in millions)			(Dollars in millions)	
Service cost	**$28.1**	$24.0	$21.0	**$ 32.6**	$ 22.5	$ 17.5
Interest cost	**23.6**	19.7	16.4	**20.7**	14.4	10.6
Expected asset return	**(23.6)**	(20.8)	(17.7)	**N/A**	N/A	N/A
Amortized loss (gain)	**1.9**	0.1	(1.7)	**2.4**	-	(1.2)
Amortized prior service cost	**1.7**	1.6	1.7	**-**	-	-
Special termination benefits	**9.3**	-	-	**-**	-	-
Other	**0.2**	1.0	-	**-**	-	-
Net benefit cost	**$41.2**	$25.6	$19.7	**$ 55.7**	$ 36.9	$26.9

For measurement purposes, an 11.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2003 and the postretirement obligation by $13.0 million and $87.6 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2003 and the postretirement obligation by $9.8 million and $66.6 million, respectively.

Accelerated Attrition Program In accordance with FASB Statement No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* we recorded a $9.3 million charge in 2003 for hourly associates who were eligible to participate in an early retirement program. Each hourly associate who elected to participate received a one-time lump sum payment.

Severance Obligations and Other Postemployment Benefits Pursuant to FASB Statement No. 112, *"Employers' Accounting for Postemployment Benefits,"* we recorded a $3.4 million charge during the third quarter of 2003 to adjust our salary workforce to meet current business conditions.

During 2001 and in connection with the consolidation of our operations located in the United Kingdom, we accrued benefits payable (including loyalty bonuses) to approximately 350 associates. We expensed a total of $10.0 million for such benefits in 2001, of which approximately $9.7 million was unpaid and accrued at December 31, 2001, and subsequently paid.

Voluntary Savings Plans Most of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans is 50% of salaried associates' contributions, up to 6% of their eligible salary. Matching contributions amounted to $2.3 million in both 2003 and 2002 and $2.0 million in 2001. Under these plans, our common stock became an investment option for our participants during 2002.

Deferred Compensation Plan Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. We have not funded any portion of the $9.7 million liability at December 31, 2003 or the $7.1 million liability at December 31, 2002. We recognized $1.3 million, $0.6 million and $0.5 million of expense related to this deferred compensation plan in 2003, 2002 and 2001, respectively.

Medicare Prescription Drug, Improvement and Modernization Act of 2003 On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. This Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of postretirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. At year-end 2003, in accordance with the FASB Staff Position (FSP) issued January 12, 2004, the effects of the Act on our plan are not reflected in our consolidated financial statements or accompanying notes because our valuation date of September 30, 2003 preceded the effective date of this Act.

Contributions At year-end 2003, we expected our pension funding in 2004 to approximate our 2004 pension expense in the range of $40.0 million to $50.0 million and our funding of postretirement healthcare obligations to be less than $5.0 million in 2004.

6. STOCK OPTIONS

At December 31, 2003, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, one of which was amended by our stockholders in 2001, a total of 14.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. We have granted a total of 12.2 million options under these stock compensation plans through December 31, 2003, which become vested based upon duration of employment. The vesting of some of these options awarded pursuant to one of the plans was accelerated due to the satisfaction of certain annual or cumulative performance criteria. At December 31, 2003, 5.5 million of these options have been exercised.

At December 31, 2003, there are also 0.3 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price per share of approximately $0.07. A total of 1.5 million options granted under this plan have been exercised prior to December 31, 2003.

The following table summarizes activity relating to our stock options:

	Number of Shares	Weighted-Average Exercise Price
	(In millions, except per share data)	
Outstanding at January 1, 2001	8.8	$ 5.90
Options granted	1.6	8.94
Options exercised	(0.4)	2.42
Options lapsed or canceled	(0.1)	6.09
Outstanding at December 31, 2001	9.9	$ 6.54
Options granted	1.8	24.25
Options exercised	(2.7)	4.61
Options lapsed or canceled	(0.1)	12.57
Outstanding at December 31, 2002	8.9	$ 10.61
Options granted	**2.0**	**23.74**
Options exercised	**(3.9)**	**6.55**
Options lapsed or canceled	**-**	**20.56**
Outstanding at December 31, 2003	**7.0**	**$16.43**

Options outstanding at December 31, 2003 have a weighted-average remaining contractual life of approximately 8 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2003:

	Outstanding Stock Options	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(In millions, except per share data)		(In millions, except per share data)	
Range of exercise prices:				
$0.01 - $0.25	0.3	$ 0.07	0.3	$ 0.07
$4.26	1.0	4.26	1.0	4.26
$8.85	1.0	8.85	0.5	8.85
$9.25 - $13.13	0.1	12.20	0.1	12.32
$15.00 - $24.13	2.9	20.90	1.0	15.30
$24.15 - $34.88	1.7	24.26	0.5	24.27
	7.0	$ 16.43	3.4	$ 10.69

7. INCOME TAXES

Income before income taxes for U.S. and non-U.S. operations was as follows:

	2003	2002	2001
		(Dollars in millions)	
U.S. income	**$ 285.4**	$ 263.1	$ 161.5
Non-U.S. income	**17.8**	10.7	19.4
Total income before income taxes	**$ 303.2**	$ 273.8	$ 180.9

The following is a summary of the components of our provisions for income taxes:

	2003	2002	2001
		(Dollars in millions)	
Current:			
Federal	**$ 76.2**	$ 31.4	$ 7.3
Other state and local	**6.8**	4.9	0.9
Foreign	**2.7**	2.7	17.6
Total current	**85.7**	39.0	25.8
Deferred:			
Federal	**$ 20.0**	45.5	38.4
Other state and local	**(2.9)**	4.1	1.9
Foreign	**3.3**	9.1	(0.1)
Total deferred	**20.4**	58.7	40.2
Total income taxes	**$ 106.1**	$ 97.7	$ 66.0

The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2003	2002	2001
Federal statutory	**35.0%**	35.0%	35.0%
Foreign income taxes	**(0.1)**	3.0	4.2
State and local	**0.8**	2.0	0.5
Federal tax credits	**(1.0)**	(2.0)	(1.2)
Other	**0.3**	(2.3)	(2.0)
Effective income tax rate	**35.0%**	35.7%	36.5%

The following is a summary of the significant components of our deferred tax assets and liabilities:

	2003	2002
	(Dollars in millions)	
Current deferred tax assets:		
Employee benefits	**$ 11.4**	$ 9.0
Accounts receivable	**-**	1.1
Inventory and other	**5.3**	-
Total current deferred tax assets	**16.7**	10.1
Current deferred tax liabilities:		
Inventory and other	**0.4**	1.0
Current deferred tax assets, net	**$ 16.3**	$ 9.1

	2003	2002
	(Dollars in millions)	
Noncurrent deferred tax assets:		
Employee benefits	**$ 115.4**	$ 96.8
NOL carryforwards	**18.4**	20.4
Tax credit carryforwards	**2.9**	14.4
Fixed assets	**17.4**	15.0
Prepaid taxes	**17.4**	20.3
Goodwill	**0.4**	3.1
Other	**4.1**	4.9
Valuation allowances	**(34.9)**	(41.6)
Noncurrent deferred tax assets, net	**141.1**	133.3
Noncurrent deferred tax liabilities:		
Fixed assets	**(207.2)**	(174.4)
Noncurrent deferred tax liability, net	**$ (66.1)**	$ (41.1)

Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2003	2002
	(Dollars in millions)	
U.S. Federal deferred tax liability, net	**$ (73.0)**	$ (52.0)
Other foreign deferred tax asset, net	**6.9**	10.9
Noncurrent deferred tax liability, net	**$ (66.1)**	$ (41.1)

The deferred income tax assets and liabilities summarized in the preceding tables reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2003 and 2002, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to our minimum pension liability for our foreign operations. Also at year-end 2003 and 2002, our net noncurrent U.S. Federal deferred tax liability was principally attributable to the impact of accelerated tax depreciation. The impact of this accelerated tax depreciation was partially offset in both 2003 and 2002 by timing differences related to postretirement benefits and alternative minimum tax credit carryforwards that do not expire. In 2002, our net noncurrent U.S. Federal deferred tax liability was also impacted by U.S. Federal R&D tax credit carryforwards that expire between 2018 and 2022.

Our deferred tax asset valuation allowances at December 31, 2003 and 2002 were principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2003, we utilized a portion of such foreign net operating losses.

Payments for federal, state, local and foreign income taxes were $44.9 million, $31.5 million and $31.7 million in 2003, 2002 and 2001, respectively.

8. EARNINGS PER SHARE

The following table sets forth the computation of our basic and diluted EPS:

	2003	2002	2001
	(In millions, except per share data)		
Numerator:			
Net income	**$197.1**	$176.1	$114.9
Denominators:			
Basic shares outstanding – Weighted-average shares outstanding	**51.3**	48.6	45.1
Effect of dilutive securities: Dilutive stock options	**2.0**	3.5	3.6
Diluted shares outstanding – Adjusted weighted-average shares after assumed conversions	**53.3**	52.1	48.7
Basic EPS	**$ 3.84**	$ 3.62	$ 2.55
Diluted EPS	**$ 3.70**	$ 3.38	$ 2.36

Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding, which was not included in the calculation of diluted EPS, was less than 0.1 million at year-end 2003 and 2002, and 1.7 million at year-end 2001. The ranges of exercise prices related to the excluded exercisable stock options were $34.15 - $34.88 at year-end 2003, $27.00 - $34.88 at year-end 2002 and $15.00 - $15.56 at year-end 2001.

9. COMMITMENTS AND CONTINGENCIES

Obligated purchase commitments for capital expenditures were approximately $117.4 million at December 31, 2003 and $93.2 million at December 31, 2002.

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM's indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2003, and we do not expect such expenditures to be significant in 2004.

10. STOCKHOLDER RIGHTS PLAN

On September 15, 2003, our Board of Directors adopted a Stockholder Rights Plan (Rights Plan) and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock for stockholders of record on September 25, 2003 (Record Date). The Rights Plan provides a reasonable means of safeguarding the interests of all stockholders against unsolicited takeover attempts at a price not reflective of its fair value. The Rights Plan is designed to give the Board of Directors sufficient time to evaluate and respond to an unsolicited takeover attempt and to encourage anyone or group considering such action to negotiate first with the Board of Directors.

Each Right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock (Preferred Stock) at a purchase price of $120.00 per one one-thousandth of a share of Preferred Stock, subject to certain adjustments. A Right is not exercisable until 10 days after a person or group becomes the beneficial owner of 15% or more of our common stock, or 15 days after a person or group announces an intent to acquire or takes steps that will result in the acquisition of 15% or more ownership of our common stock. Until then, the Rights will be evidenced by and traded automatically with common stock. Separate Rights Certificates will not be issued unless a triggering event occurs pursuant to the Rights Plan.

Upon payment of the purchase price, the holder of a Right (other than the acquiring person or group) will be entitled to receive, in lieu of Preferred Stock, a number of shares of our common stock, or in stock of the surviving enterprise if AAM is acquired, having a market value of two times the purchase price. Stockholders beneficially owning 15% or more of our common stock on the Record Date are not restricted under the Rights Plan so long as such stockholders do not acquire beneficial ownership of an additional 2% or more of outstanding common stock. The Board of Directors may redeem the Rights at any time before a person or group announces its acquisition of 15% or more of our common stock. The Rights expire on the earlier of September 15, 2013 or the date of their redemption or exchange. In connection with the Rights Plan, certain corporate officers signed Continuity Agreements that will enable them to focus on our business and help maintain the value of AAM during periods of uncertainty that may arise from a potential change in control.

11. RELATED PARTY TRANSACTIONS

In 1997, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (Blackstone) acquired a majority ownership interest in our company through a leveraged recapitalization transaction. In connection with this transaction, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provided certain advisory and consulting services to us. We incurred costs of $2.6 million, $2.0 million and $4.0 million for such services provided by Blackstone in 2003, 2002 and 2001, respectively. In December 2003, Blackstone completed their orderly exit strategy with a secondary offering of approximately 6.5 million shares to outside investors at which time this agreement terminated. The following table summarizes Blackstone's ownership and shares offered to outside investors in 2003, 2002 and 2001:

Blackstone's Ownership

	Shares Offered	Shares Beneficially Owned After Offerings	Approximate % Owned After Offerings
		(In millions)	
August 2001[1]	4.5	22.0	43%
March 2002[2]	8.0	14.0	27%
October 2003[2]	7.5	6.5	12%
December 2003[2]	6.5	0.0	0%

[1] In August 2001, in addition to Blackstone's sale of our common stock, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

[2] AAM did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in the March 2002, October 2003 and December 2003 offerings.

In March 2002, in addition to Blackstone's sale of our common stock, Richard E. Dauch, AAM's Co-Founder, Chairman of the Board & Chief Executive Officer, sold 1.5 million shares of our common stock in a public offering. Prior to the March 2002 offering, Mr. Dauch's beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock. At year-end 2003, Mr. Dauch is our largest stockholder, with beneficial ownership of approximately 15%.

Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch. Approximately 1.4 million, 2.0 million, 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in December 2003, October 2003, March 2002 and August 2001, respectively.

12. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment: the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, SUVs and passenger cars. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2003	2002	2001
		(Dollars in millions)	
Net sales:			
United States	**$ 2,600.0**	$ 2,524.9	$ 2,305.9
Canada	**325.2**	402.7	376.1
Mexico and South America	**642.2**	432.1	299.1
Europe and other	**115.3**	120.5	126.1
Total net sales	**$ 3,682.7**	$ 3,480.2	$ 3,107.2
Long-lived assets:			
United States	**$ 1,410.7**	$ 1,378.4	$ 1,308.0
Other	**416.5**	380.3	355.5
Total long-lived assets	**$ 1,827.2**	$ 1,758.7	$ 1,663.5

13. UNAUDITED QUARTERLY FINANCIAL AND MARKET DATA

	March 31	June 30	September 30	December 31	Full Year
			(Dollars in millions, except per share data)		
2003:					
Net sales	**$ 975.3**	**$ 913.6**	**$ 867.7**	**$ 926.1**	**$ 3,682.7**
Gross profit	**144.7**	**137.8**	**119.4**	**138.4**	**540.3**
Net income	**54.0**	**51.0**	**38.7**	**53.4**	**197.1**
Basic EPS	**$ 1.08**	**$ 1.01**	**$ 0.74**	**$ 1.01**	**$ 3.84**
Diluted EPS[1]	**$ 1.02**	**$ 0.97**	**$ 0.71**	**$ 0.96**	**$ 3.70**
Market price[2]					
High	**$ 25.79**	**$ 25.65**	**$ 33.17**	**$ 40.53**	**$ 40.53**
Low	**$ 19.50**	**$ 21.24**	**$ 24.05**	**$ 30.47**	**$ 19.50**
2002:					
Net sales	$ 859.2	$ 881.3	$ 828.7	$ 911.0	$ 3,480.2
Gross profit	118.7	131.5	112.3	129.2	491.7
Net income	38.8	48.6	36.5	52.2[3]	176.1
Basic EPS	$ 0.82	$ 1.01	$ 0.74	$ 1.05	$ 3.62
Diluted EPS[1]	$ 0.75	$ 0.92	$ 0.70	$ 0.99	$ 3.38
Market price[2]					
High	$ 30.05	$ 36.19	$ 31.00	$ 24.86	$ 36.19
Low	$ 20.26	$ 25.95	$ 21.00	$ 20.45	$ 20.26

[1] *Full year diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.*

[2] *Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange. We had approximately 459 stockholders of record as of February 12, 2004.*

[3] *The fourth quarter of 2002 includes a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. See Note 4 to the consolidated financial statements for further discussion.*

BOARD OF DIRECTORS



FRONT ROW, FROM LEFT TO RIGHT:

Dr. Henry T. Yang, *Chancellor, University of California – Santa Barbara*

Thomas K. Walker, *Chairman & Chief Executive Officer, Lackawanna Acquisition Corporation*

Richard E. Dauch, *Co-Founder, Chairman of the Board & Chief Executive Officer, American Axle & Manufacturing Holdings, Inc.*

B.G. Mathis, *Retired Executive Vice President – Administration & Chief Administrative Officer, American Axle & Manufacturing Holdings, Inc.*

Larry W. McCurdy, *Retired Chairman, President & Chief Executive Officer, Echlin, Inc.*

BACK ROW, FROM LEFT TO RIGHT:

Richard C. Lappin, *Chairman, Haynes International Inc.*

Forest J. Farmer, *Chairman, Chief Executive Officer & President, Farmer Group*

John P. Reilly, *Retired Chairman, President & Chief Executive Officer, Scott Technologies, Inc.*

Thomas L. Martin, *Executive Director of Automotive Operations, SunTel Services*

Executive Committee: Richard E. Dauch *(Chairman)*, John P. Reilly, Thomas K. Walker

Audit Committee: Thomas K. Walker *(Chairman)*, Larry W. McCurdy, John P. Reilly, Thomas L. Martin

Compensation Committee: Forest J. Farmer *(Chairman)*, John P. Reilly, Thomas K. Walker

Nominating/Corporate Governance Committee: Richard C. Lappin *(Chairman)*, Forest J. Farmer, Thomas K. Walker

Board of Directors as of February 12, 2004

OFFICERS




1 2 3 4 5 6 7 8 9 10 11 12 13 14 15

FROM LEFT TO RIGHT:

1. **John J. Bellanti**** *Vice President – Engineering & Product Development*
2. **Richard F. Dauch*** *Vice President – Investor Relations*
3. **Patrick J. Paige**** *Vice President – Human Resources*
4. **Yogendra N. Rahangdale*** *Executive Vice President & Chief Technology Officer*
5. **Roy H. Langenbach**** *Vice President – Materials Management & Logistics*
6. **Robin J. Adams*** *Executive Vice President – Finance & Chief Financial Officer*
7. **Marion A. Cumo, Sr.**** *Vice President – Program Management & Launch*
8. **Richard E. Dauch*** *Co-Founder, Chairman of the Board & Chief Executive Officer*
9. **George J. Dellas**** *Vice President – Quality Assurance & Customer Satisfaction*
10. **Joel D. Robinson*** *President & Chief Operating Officer*
11. **Abdallah F. Shanti**** *Vice President – Procurement, Information Technology & Chief Information Officer*
12. **Patrick S. Lancaster*** *Vice President, Chief Administrative Officer & Secretary*
13. **Alan L. Shaffer**** *Vice President – Strategic & Business Development*
14. **David C. Dauch**** *Senior Vice President – Sales, Marketing & Driveline Division*
15. **Allan R. Monich**** *Vice President – Manufacturing Forging Division*

* Executive Officer of American Axle & Manufacturing Holdings, Inc. and American Axle & Manufacturing, Inc.

** Executive Officer of American Axle & Manufacturing, Inc.

Officers as of February 12, 2004

Nine Year Financial Summary

Year Ended December 31,

(In millions, except per share data)

	2003	2002	2001	2000	1999	1998	1997	1996	1995
Statement of income data:									
Net sales	**$3,682.7**	$3,480.2	$3,107.2	$3,069.5	$2,953.1	$2,040.6[b]	$2,147.5	$2,022.3	$1,968.1
Gross profit	**540.3**	491.7	409.7	426.2	388.8	156.4[b]	216.0	172.0	179.5
Selling, general and administrative expenses	**194.0**	180.5	164.4	162.6	147.6	106.4	104.0	83.1	70.6
Operating income	**346.3**	311.2	241.3	259.4	237.8	49.9[b]	112.0	88.9	108.9
Net interest (expense) income	**(46.8)**	(50.6)	(59.4)	(58.8)	(54.6)	(44.3)	(1.8)	9.4	9.1
Net income	**197.1**	176.1[a]	114.9	129.2	115.6	3.5	55.3	61.7	70.6
Diluted earnings per share	**$ 3.70**	$ 3.38	$ 2.36	$ 2.60	$ 2.34	$ 0.08	$ 0.43	$ 0.43	$ 0.50
Diluted shares outstanding[c]	**53.3**	52.1	48.7	49.7	49.5	43.2	126.5	142.5	142.5
Balance sheet data:									
Cash and cash equivalents	**$ 12.4**	$ 9.4	$ 12.3	$ 35.2	$ 140.2	$ 4.5	$ 17.3	$ 126.0	$ 170.3
Total assets	**2,397.8**	2,335.7	2,160.9	1,902.5	1,673.2	1,223.9	1,016.7	771.2	737.0
Total long-term debt	**449.7**	734.1	878.2	817.1	774.9	693.4	507.0	2.4	1.0
Preferred stock	**-**	-	-	-	-	-	-	200.0	200.0
Stockholders' equity	**954.7**	703.6	534.7	372.0	263.7	40.4	37.2	250.2	168.6
Statement of cash flows data:									
Cash provided by operating activities	**$ 496.9**	$ 384.2	$ 232.8	$ 252.2	$ 310.3	$ 81.4	$ 200.8	$ 65.7	$ 196.9
Cash used in investing activities	**(232.1)**	(252.9)	(375.5)	(381.0)	(354.1)	(251.5)	(282.6)	(131.2)	(147.1)
Cash (used in) provided by financing activities	**(262.6)**	(133.2)	120.2	24.1	179.5	157.3	(26.9)	21.2	(0.3)
Other data:									
EBITDA[d]	**$ 513.8**	$ 470.6	$ 367.8	$ 377.0	$ 334.6	$ 119.2	$ 152.8	$ 134.7	$ 144.8
Depreciation and amortization	**163.1**	145.8	126.6	107.9	89.5	68.8	50.2	36.1	25.2
Capital expenditures	**229.1**	207.7	375.5	381.0	301.7	210.0	282.6	162.3	147.1
(Proceeds from) buyouts of sale-leasebacks	**3.0**	45.2	-	-	(187.0)	-	-	(31.1)	-

[a] *Excluding a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, net income would have been $170.6 million. See Note 4 to the consolidated financial statements for further discussion.*

[b] *Excluding the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us, net sales would have been $2,279.7 million, gross profit would have been $279.1 million and operating income would have been $172.6 million.*

[c] *Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.'s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.*

[d] *We believe that EBITDA is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.*

	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income	**$ 197.1**	$ 176.1	$ 114.9	$ 129.2	$ 115.6	$ 3.5	$ 55.3	$ 61.7	$ 70.6
Interest expense	**47.5**	51.0	60.3	65.7	61.7	44.8	8.4	0.3	1.6
Income taxes	**106.1**	97.7	66.0	74.2	67.8	2.1	38.9	36.6	47.4
Depreciation and amortization	**163.1**	145.8	126.6	107.9	89.5	68.8	50.2	36.1	25.2
EBITDA	**$ 513.8**	$ 470.6	$ 367.8	$ 377.0	$ 334.6	$ 119.2	$ 152.8	$ 134.7	$ 144.8

AAM Manufacturing, Technical and Sales Locations

NORTH AMERICA

Michigan

Detroit Forge
Detroit Gear & Axle
MSP Industries
Technical Center
Three Rivers Driveline
World Headquarters

New York

Buffalo Gear, Axle & Linkage
Cheektowaga Machining
Tonawanda Forge

Ohio

Colfor Manufacturing

EUROPE

United Kingdom

Albion Automotive
Glasgow, Scotland
Lancashire, England

Germany

European Business Office

LATIN AMERICA

Mexico

Guanajuato Gear & Axle
Guanajuato Forge

SOUTH AMERICA

Brazil

AAM do Brasil
South American Business Office

ASIA

Japan

Asia Pacific Office

AMERICAN AXLE & MANUFACTURING



STOCKHOLDERS INFORMATION

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

One Dauch Drive
Detroit, Michigan 48211-1198
Telephone: (313) 758-3600
Internet: www.aam.com

FORM 10-K ANNUAL REPORT

AAM's Form 10-K annual report for 2003, filed with the Securities and Exchange Commission, is available on request from:
American Axle & Manufacturing Holdings, Inc.
Investor Relations
One Dauch Drive
Detroit, Michigan 48211-1198
Telephone: (313) 758-4823

CORPORATE NEWS RELEASES

Corporate news releases are available on the internet at: www.aam.com

ANNUAL MEETING OF STOCKHOLDERS

The 2004 Annual Meeting of Stockholders will be held on April 29, 2004, at 2:00 p.m. at the AAM World Headquarters Auditorium
One Dauch Drive
Detroit, Michigan 48211-1198

EQUITY SECURITIES

American Axle & Manufacturing Holdings, Inc.
Common Stock Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069

Telephone: (877) 282-1168 (Inside the United States)
Telephone: (816) 843-4299 (Outside the United States)
Telephone: (800) 952-9245 (TDD/TTY for hearing impaired)
Internet: www.equiserve.com